Exhibit 99.3
1
EMERA INCORPORATED
Consolidated
Financial Statements
December 31,
2025
and 2024

MANAGEMENT REPORT
Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of Emera
Incorporated and the information in this
annual report are the responsibility of management and have
been approved by the Board of Directors
(“Board”).
The consolidated financial statements have been prepared
by management in accordance with United
States Generally Accepted Accounting Principles. When alternative accounting methods exist,
management has chosen those it considers most appropriate
in the circumstances. In preparation of
these consolidated financial statements, estimates are sometimes necessary when transactions affecting
the current accounting period cannot be finalized with
certainty until future periods. Management
represents that such estimates, which have been properly reflected in the accompanying consolidated
financial statements, are based on careful judgments and
are within reasonable limits of materiality.
Management has determined such amounts on a reasonable
basis in order to ensure that the
consolidated financial statements are presented fairly in
all material respects. Management has prepared
the financial information presented elsewhere in the annual report and has ensured that it is consistent
with that in the consolidated financial statements.
Emera Incorporated maintains effective systems
of internal accounting and administrative controls,
consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the
financial information is reliable and accurate, and that
Emera Incorporated's assets are appropriately
accounted for and adequately safeguarded.
The Board is responsible for ensuring that management
fulfils its responsibilities for financial reporting
and is ultimately responsible for reviewing and approving
the consolidated financial statements. The
Board carries out this responsibility principally through its
Audit Committee.
The Audit Committee is appointed by the Board, and its
members are directors who are not officers or
employees of Emera Incorporated. The Audit Committee meets
periodically with management, as well as
with the internal auditors and with the external auditors, to discuss internal controls over the financial
reporting process, auditing matters and financial reporting
issues, to satisfy itself that each party is
properly discharging its responsibilities, and to review the annual report, the consolidated financial
statements and the external auditors' report. The Audit
Committee reports its findings to the Board for
consideration when approving the consolidated financial statements for issuance to the shareholders.
The Audit Committee also considers, for review by the Board
and approval by the shareholders, the
appointment of the external auditors.
The consolidated financial statements have been audited
by Ernst & Young
LLP,
the external auditors, in
accordance with the standards of the Public Company
Accounting Oversight Board. Ernst & Young
LLP
has full and free access to the Audit Committee.
February 23, 2026
“Scott Balfour” “Jared Green”
President and Chief Executive Officer
President and Chief Executive Officer
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To
the Shareholders and the Board of Directors of Emera
Incorporated
Opinion on the Consolidated Financial Statements
We have audited the accompanying Consolidated
Balance Sheets of Emera Incorporated (the
“Company“) as of December 31, 2025 and 2024, the related Consolidated
Statements of Income,
Consolidated Statements of Comprehensive Income,
Consolidated Statements of Changes in Equity and
Consolidated Statements of Cash Flows for the years
then ended, and the related notes (collectively
referred to as the “consolidated financial statements“).
In our opinion, the consolidated financial
statements present fairly,
in all material respects, the consolidated financial position of the Company as of
December 31, 2025 and 2024, and the consolidated results
of its operations and its consolidated cash
flows for each of the two years in the period ended December
31, 2025, in conformity with United States
generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our
responsibility is to express an opinion on the Company‘s
consolidated financial statements based on our
audits. We are a public accounting firm registered
with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Company in
accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities
and Exchange Commission and the PCAOB.
We conducted our audits in accordance with
the standards of the PCAOB. Those standards require
that
we plan and perform the audits to obtain reasonable
assurance about whether the consolidated financial
statements are free of material misstatement, whether
due to error or fraud. The Company is not required
to have, nor were we engaged to perform, an audit of its
internal control over financial reporting. As part
of our audits we are required to obtain an understanding
of internal control over financial reporting but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control over
financial reporting. Accordingly,
we express no such opinion.
Our audits included performing procedures to assess
the risks of material misstatement of the
consolidated financial statements, whether due to error
or fraud, and performing procedures that respond
to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and
disclosures in the consolidated financial statements. Our
audits also included evaluating the accounting
principles used and significant estimates made by management, as well as evaluating the overall
presentation of the consolidated financial statements. We
believe that our audits provide a reasonable
basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters
arising from the current period audit of the
financial statements that were communicated or required
to be communicated to the audit committee and
that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our
especially challenging, subjective or complex judgments.
The communication of critical audit matters
does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we
are not, by communicating the critical audit matters
below, providing separate opinions
on the critical
audit matters or on the accounts or disclosures to which
they relate.

Accounting for the effects of rate regulation
Description
of the Matter
As disclosed in note 7 of the consolidated financial statements, the Company has $3.2
billion in regulatory assets and $1.7 billion in regulatory
liabilities. The Company’s rate-
regulated subsidiaries are subject to regulation by various
federal, state and provincial
regulatory authorities in the geographic regions in which
they operate. The regulatory
rates are designed to recover the prudently incurred costs
of providing the regulated
products or services and provide a reasonable return on
the equity invested or assets, as
applicable. In addition to regulatory assets and liabilities, rate regulation impacts multiple
financial statement line items, including, but not limited to, property, plant
and equipment
(“PP&E”), operating revenues and expenses, income taxes,
and depreciation expense.
Auditing the impact of rate regulation on the Company’s
financial statements is complex
and highly judgmental due to the significant judgments
made by the Company to support
its accounting and disclosure for regulatory matters when
final regulatory decisions or
orders have not yet been obtained or when regulatory
formulas are complex. There is
also subjectivity involved in assessing the potential
impact of future regulatory decisions
on the financial statements. Although the Company
expects to recover costs from
customers through rates, there is a risk that the regulator
will not approve full recovery of
the costs incurred. The Company’s judgments
include making an assessment of the
probability of recovery of and return on costs incurred, of the potential disallowance of
part of the cost incurred, or of the probable refund of
gains or amounts previously
collected from customers through future rates.
How We
Addressed
the Matter in
Our Audit
We performed audit procedures that included,
amongst others, assessing the Company’s
evaluation of the probability of future recovery for regulatory assets, PP&E, and refund of
regulatory liabilities by obtaining and reviewing relevant
regulatory orders, filings,
testimony, hearings
and correspondence, and other publicly available
information. For
regulatory matters for which regulatory decisions or orders
have not yet been obtained,
we inspected the rate-regulated subsidiaries’ filings for
any evidence that might contradict
the Company’s assertions, and reviewed other regulatory
orders, filings and
correspondence for other entities within the same or similar jurisdictions to assess the
likelihood of recovery or refund in future rates based on
the regulator’s treatment of
similar costs under similar circumstances. We obtained
and evaluated an analysis from
the Company and corroborated that analysis with letters
from legal counsel, when
appropriate, regarding cost recoveries, gains or amounts
previously collected from
customers or future changes in rates. We also assessed
the methodology,
accuracy and
completeness of the Company’s calculations of regulatory
asset and liability balances
based on provisions and formulas outlined in rate orders
and other correspondence with
the regulators. We evaluated the Company's
disclosures related to the impacts of rate
regulation.
Fair Value (“FV”) measurement
of derivative financial instruments
Description
of the Matter
Held-for-trading (“HFT”) derivative assets of $289 million
and liabilities of $745 million,
disclosed in note 16 to the consolidated financial statements, are measured at FV.
The
Company recognized $467 million in realized and unrealized
gains during the year with
respect to HFT derivatives.
Auditing the Company’s valuation of HFT derivatives
is complex and highly judgmental
due to the complexity of the contract terms and valuation models, and the significant
estimation required in determining the FV of the contracts.
In determining the FV of HFT
derivatives, significant assumptions about future economic
and market assumptions with
uncertain outcomes are used, including third-party sourced
forward commodity pricing
curves based on illiquid markets, internally developed correlation factors and basis
differentials. These assumptions have a significant
impact on the FV of the HFT
derivatives.

How We
Addressed
the Matter in
Our Audit
We performed audit procedures that included,
amongst others, reviewing executed
contracts and agreements for the identification of inputs
and assumptions impacting the
valuation of derivatives. With the support of our valuation
specialists, we assessed the
methodology and mathematical accuracy of the Company’s
valuation models and
compared the commodity pricing curves used by the Company
to current market and
economic data. For the forward commodity pricing curves,
we compared the Company’s
pricing curves to independently sourced pricing curves.
We also assessed the
methodology and mathematical accuracy of the Company’s
calculations to develop
correlation factors and basis differentials. In
addition, we assessed whether the FV
hierarchy disclosures in note 17 to the consolidated financial statements were consistent
with the source of the significant inputs and assumptions
used in determining the FV of
derivatives.
/s/
Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company‘s auditor since
1998.
Halifax, Canada
February 23, 2026

Emera Incorporated
Consolidated Statements of Income
For the Year ended December 31
millions of dollars (except per share amounts) 2025 2024
Operating revenues
Regulated electric
$
6,858
$
5,872
Regulated gas
1,713
1,575
Non-regulated
205
(247)
Total
operating revenues (note 6)
8,776
7,200
Operating expenses
Regulated fuel for generation and purchased power
2,161
1,992
Regulated cost of natural gas
448
396
Operating, maintenance and general expenses ("OM&G")
2,337
1,918
Provincial, state, and municipal taxes
486
427
Depreciation and amortization
1,294
1,162
Impairment charges (note 4)
75
225
Total
operating expenses
6,801
6,120
Income from operations
1,975
1,080
Income from equity investments (note 8)
63
99
Other income, net (note 9)
165
203
Interest expense, net (note 10)
1,032
973
Income before provision for income taxes
1,171
409
Income tax expense (recovery) (note 11)
81
(159)
Net income
1,090
568
Non-controlling interest in subsidiaries ("NCI")
1
1
Preferred stock dividends
75
73
Net income attributable to common shareholders $
1,014
$
494
Weighted average shares of common stock outstanding (in millions) (note 13)
Basic
299
289
Diluted
300
289
Earnings per common share (note 13)
Basic
$
3.39
$
1.71
Diluted
$
3.38
$
1.71
Dividends per common share declared $
2.9075
$
2.8775
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Comprehensive Income
For the Year ended December 31
millions of dollars 2025 2024
Net income
$
1,090
$
568
Other comprehensive income (loss) ("OCI"), net of tax
Foreign currency translation adjustment
(1)
(623)
1,027
Unrealized gains (losses) on net investment hedges
(2)
82
(139)
Cash flow hedges – reclassification adjustment for gains included in income
(2)
(2)
Unrealized gains on available-for-sale investment
2
2
Net change in unrecognized pension and post-retirement benefit obligation
(3)
153
68
OCI
(4)
(388)
956
Comprehensive income
702
1,524
Comprehensive income attributable to NCI
1
1
Comprehensive Income of Emera Incorporated $
701
$
1,523
The accompanying notes are an integral part of these consolidated financial statements.
1) Net of tax recovery of $
5
million for the year ended December 31, 2025
(2024 – $
10
million expense).
2) The Company has designated $
1.2
billion United States dollar (USD) denominated
Hybrid Notes as a hedge of the foreign
currency exposure of its net investment in USD
denominated operations.
3) Net of tax expense of $
3
million for the year ended December 31,
2025 (2024 –
nil ).
4) Net of tax recovery of $
2
million for the year ended December 31, 2025
(2024 – $
10
million expense).

Emera Incorporated
Consolidated Balance Sheets
As at December 31 December 31
millions of dollars 2025 2024
Assets
Current assets
Cash and cash equivalents
$
349
$
196
Restricted cash
16
17
Inventory (note 15)
821
781
Derivative instruments (notes 16 and 17)
156
115
Regulatory assets (note 7)
409
595
Receivables and other current assets (note 19)
2,439
1,811
Assets held for sale (note 4)
199
173
4,389
3,688
Property, plant and equipment ("PP&E"), net of accumulated depreciation and amortization of $
10,845
and $
10,442
, respectively (note 21)
27,408
26,168
Other assets
Deferred income taxes (note 11)
421
392
Derivative instruments (notes 16 and 17)
42
51
Regulatory assets (note 7)
2,789
2,832
Net investment in direct finance and sales type leases (note 20)
572
610
Investments subject to significant influence (note 8)
634
654
Goodwill (note 23)
5,580
5,858
Other long-term assets (note 33)
894
538
Assets held for sale (note 4)
2,088
2,160
13,020
13,095
Total assets $
44,817
$
42,951
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Balance Sheets – Continued
As at
December 31 December 31
millions of dollars 2025 2024
Liabilities and Equity
Current liabilities
Short-term debt (note 24)
$
1,807
$
1,400
Current portion of long-term debt (note 26)
1,201
234
Accounts payable
1,948
1,992
Derivative instruments (notes 16 and 17)
534
526
Regulatory liabilities (note 7)
211
262
Other current liabilities (note 25)
535
489
Liabilities associated with assets held for sale (note 4)
391
212
6,627
5,115
Long-term liabilities
Long-term debt (note 26)
18,453
18,173
Deferred income taxes (note 11)
2,516
2,331
Derivative instruments (notes 16 and 17)
115
91
Regulatory liabilities (note 7)
1,458
1,618
Pension and post-retirement liabilities (note 22)
268
274
Other long-term liabilities (note 8 and 27)
960
910
Liabilities associated with assets held for sale (note 4)
1,024
1,148
24,794
24,545
Equity
Common stock (note 12)
9,387
9,042
Cumulative preferred stock (note 29)
1,422
1,422
Contributed surplus
86
84
Accumulated other comprehensive income ("AOCI') (note 14)
873
1,261
Retained earnings
1,614
1,468
Total
Emera Incorporated equity
13,382
13,277
NCI (note 30)
14
14
Total
equity
13,396
13,291
Total liabilities and equity $
44,817
$
42,951
Commitments and contingencies (note 28)
nil nil
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors
“Karen Sheriff”
“Scott Balfour”
Chair of the Board
President and Chief Executive Officer

Emera Incorporated
Consolidated Statements of Cash Flows
For the Year ended December 31
millions of dollars 2025 2024
Operating activities
Net income
$
1,090
$
568
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization
1,298
1,165
Income from equity investments, net of dividends
5
(8)
Allowance for funds used during construction ("AFUDC") – equity
(62)
(53)
Deferred income taxes, net
71
(191)
Net change in pension and post-retirement liabilities
(40)
(46)
Nova Scotia Power ("NSPI") fuel adjustment mechanism ("FAM")
(158)
451
Net change in fair value ("FV") of derivative instruments
13
228
Net change in regulatory assets and liabilities
296
(226)
Net change in capitalized transportation capacity
(65)
175
Impairment charges
75
214
Gain on sale of the Labrador Island Link Partnership (“LIL”), excluding transaction costs
(4)
(191)
Other operating activities, net
40
108
Changes in non-cash working capital (note 31)
(757)
452
Net cash provided by operating activities
1,802
2,646
Investing activities
Additions to PP&E
(3,532)
(3,151)
Proceeds on disposal of assets
48
7
Proceeds from disposal of investment subject to significant influence
-
927
Other investing activities
2
(1)
Net cash used in investing activities
(3,482)
(2,218)
Financing activities
Change in short-term debt, net
(78)
56
Proceeds from short-term debt with maturities greater than 90 days
598
-
Proceeds from long-term debt, net of issuance costs
2,016
1,361
Retirement of long-term debt
(201)
(1,086)
Net proceeds (repayments) under committed credit facilities
119
(825)
Issuance of common stock, net of issuance costs
47
284
Dividends on common stock
(576)
(538)
Dividends on preferred stock
(75)
(73)
Other financing activities
(9)
3
Net cash provided by (used in) financing activities
1,841
(818)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and cash associated with assets held for sale
(11)
23
Net increase (decrease) in cash, cash equivalents, restricted cash and cash associated with assets held for sale
150
(367)
Cash, cash equivalents, restricted cash, and cash associated with assets held for sale, beginning of year
221
588
Cash, cash equivalents, restricted cash, and cash associated with assets held for sale, end of year
$
371
$
221
Cash, cash equivalents, restricted cash and cash associated with assets held for sale consists of:
Cash $
344
$
191
Short-term investments
5
5
Restricted cash
16
17
Cash associated with assets held for sale
6
8
Cash, cash equivalents, restricted cash and cash associated with assets held for sale $
371
$
221
Supplementary Information to Consolidated Statements of Cash Flows (note 31)
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Changes in Equity
Common Preferred Contributed Retained Total
Stock
Stock Surplus AOCI Earnings NCI Equity
millions of dollars
Balance, December 31, 2024 $
9,042
$
1,422
$
84
$
1,261
$
1,468
$
14
$
13,291
Net income of Emera Inc.
-
-
-
-
1,089
1
1,090
Other comprehensive loss, net of
tax recovery of $
2
million
-
-
-
(388)
-
-
(388)
Dividends declared on preferred
stock (note 29)
-
-
-
-
(75)
-
(75)
Dividends declared on common
stock ($ 2.9075 /share)
-
-
-
-
(868)
-
(868)
Issued under the at-the-market
program ("ATM"), net of after-tax
issuance costs
9
-
-
-
-
-
9
Issued under the Dividend
Reinvestment Program ("DRIP"),
net of discount
293
-
-
-
-
-
293
Senior management stock
options exercised and Employee
Common Share Purchase Plan
("ECSPP")
42
-
2
-
-
-
44
Other
1
-
-
-
-
(1)
-
Balance, December 31, 2025 $
9,387
$
1,422
$
86
$
873
$
1,614
$
14
$
13,396
Balance, December 31, 2023 $
8,462
$
1,422
$
82
$
305
$
1,803
$
14
$
12,088
Net income of Emera Inc.
-
-
-
-
567
1
568
Other comprehensive income, net
of tax expense of $
10
million
-
-
-
956
-
-
956
Dividends declared on preferred
stock (note 29)
-
-
-
-
(73)
-
(73)
Dividends declared on common
stock ($
2.8775
/share)
-
-
-
-
(829)
-
(829)
Issued under the ATM, net of
after-tax issuance costs
261
-
-
-
-
-
261
Issued under the DRIP,
net of
discount
291
-
-
-
-
-
291
Senior management stock options
exercised and ECSPP
28
-
2
-
-
-
30
Other
-
-
-
-
-
(1)
(1)
Balance, December 31, 2024 $
9,042
$
1,422
$
84
$
1,261
$
1,468
$
14
$
13,291
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Emera Incorporated (“Emera” or the “Company”) is an
energy and services company that invests in
electricity generation, transmission and distribution, and
gas transmission and distribution.
At December 31, 2025, Emera’s reportable segments
include the following:
●
Florida Electric Utility,
which consists of Tampa
Electric (“TEC”), a vertically integrated regulated
electric utility, serving
approximately
866,000
customers in West Central Florida.
●
Canadian Electric Utilities, which includes:
●
NSPI, a vertically integrated regulated electric utility and the primary electricity supplier in Nova
Scotia, serving approximately
565,000
customers;
●
a
100
per cent equity interest in NSP Maritime Link Inc. (“NSPML”), which developed the
Maritime Link Project, a $
1.8
billion, including AFUDC, transmission project between the
island of
Newfoundland and Nova Scotia; and
●
a
50
per cent indirect voting equity interest in Wasoqonatl
Transmission Incorporated (“WTI”),
a
transmission line project to create a reliability intertie between
Nova Scotia and New Brunswick.
For more information, refer to note 8.
●
Gas Utilities and Infrastructure, which includes:
●
Peoples Gas System Inc. (“PGS”), a regulated gas distribution utility, serving
approximately
523,000
customers across Florida;
●
New Mexico Gas Company,
Inc. (“NMGC”), a regulated gas distribution utility,
serving
approximately
553,000
customers in New Mexico. On August 5, 2024,
Emera announced an
agreement to sell NMGC. The transaction is expected to
close in the first half of 2026, subject to
certain approvals, including approval by the New Mexico
Public Regulation Commission
(“NMPRC”). For more information on the pending transaction,
refer to note 4.
●
Emera Brunswick Pipeline Company Limited (“Brunswick
Pipeline”), a
145
-kilometre pipeline
delivering re-gasified liquefied natural gas from Saint John,
New Brunswick to the United States
(“US”) border under a
25
-year firm service agreement with Repsol Energy North
America Canada
Partnership (“Repsol Energy Canada”), which expires in
2034;
●
SeaCoast Gas Transmission, LLC (“SeaCoast”),
a regulated intrastate natural gas transmission
company offering services in Florida; and
●
a
12.9
per cent equity interest in Maritimes & Northeast
Pipeline (“M&NP”), a
1,400
-kilometre
pipeline that transports natural gas throughout markets
in Atlantic Canada and the northeastern
US.
●
Other Electric Utilities, which includes Emera (Caribbean)
Incorporated (“ECI”), a holding company
with regulated electric utilities that include:
●
The Barbados Light & Power Company Limited (“BLPC”),
a vertically integrated regulated electric
utility on the island of Barbados, serving approximately
137,000
customers;
●
Grand Bahama Power Company Limited (“GBPC”), a vertically
integrated regulated electric utility
on Grand Bahama Island, serving approximately
20,000
customers; and
●
a
19.5
per cent equity interest in St. Lucia Electricity Services
Limited (“Lucelec”), a vertically
integrated regulated electric utility on the island of St.
Lucia.

●
Emera’s other segment includes investments in
energy-related non-regulated companies that are
below the required threshold for reporting as separate
segments and corporate expense and revenue
items that are not directly allocated to the operations of Emera’s subsidiaries and investments. This
includes:
●
Emera Energy, which
consists of:
●
Emera Energy Services (“EES”), a physical energy business
that purchases and sells
natural gas and electricity and provides related energy
asset management services;
●
Brooklyn Power Corporation (“Brooklyn Energy”), a
30
MW biomass co-generation electricity
facility in Brooklyn, Nova Scotia; and
●
a
50.0
per cent joint venture interest in Bear Swamp Power
Company LLC (“Bear Swamp”),
a
660
MW pumped storage hydroelectric facility in northwestern
Massachusetts.
●
Emera US Finance LP (“Emera Finance”), EUSHI Finance, Inc.
(“EUSHI Finance”) and TECO
Finance, Inc. (“TECO Finance”), financing subsidiaries
of Emera;
●
Emera US Holdings Inc. (“EUSHI”), a wholly owned holding
company for certain of Emera’s
assets located in the US; and
●
Other investments.
Basis of Presentation
These consolidated financial statements are prepared
and presented in accordance with United States
Generally Accepted Accounting Principles (“USGAAP”)
and, in the opinion of management, include all
adjustments that are of a recurring nature and necessary
to fairly state the financial position of Emera.
All dollar amounts are presented in Canadian dollars (“CAD”), unless otherwise indicated.
Principles of Consolidation
These consolidated financial statements include the accounts of Emera Incorporated, its majority-owned
subsidiaries, and a variable interest entity (“VIE”) in which
Emera is the primary beneficiary.
Emera uses
the equity method of accounting to record investments
in which the Company has the ability to exercise
significant influence, and for VIEs in which Emera is not
the primary beneficiary.
The Company performs ongoing analysis to assess whether
it holds any VIEs or whether any
reconsideration events have arisen with respect to existing
VIEs.
To identify potential VIEs, management
reviews contractual and ownership arrangements such
as leases, long-term purchase power agreements,
tolling contracts, guarantees, jointly owned facilities and
equity investments. VIEs of which the Company
is deemed the primary beneficiary must be consolidated.
The primary beneficiary of a VIE has both the
power to direct the activities of the VIE that most significantly impacts its economic performance and the
obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to
the VIE. In circumstances where Emera has an investment
in a VIE but is not deemed the primary
beneficiary, the VIE
is accounted for using the equity method. For further
details on VIEs, refer to note 33.
Intercompany balances and transactions have been
eliminated on consolidation, except for the net profit
on certain transactions between certain non-regulated and regulated entities in accordance with
accounting standards for rate-regulated entities. The net profit on these transactions, which would be
eliminated in the absence of the accounting standards
for rate-regulated entities, is recorded in non-
regulated operating revenues. An offset is recorded
to PP&E, regulatory assets, regulated fuel for
generation and purchased power,
or OM&G, depending on the nature of the transaction.

Use of Management Estimates
The preparation of consolidated financial statements
in accordance with USGAAP requires management
to make estimates and assumptions. These may affect
reported amounts of assets and liabilities at the
date of the financial statements and reported amounts
of revenues and expenses during the reporting
periods. Significant areas requiring use of management
estimates relate to rate-regulated assets and
liabilities, accumulated reserve for cost of removal, pension and post-retirement benefits, unbilled
revenue, useful lives for depreciable assets, goodwill and long-lived assets impairment assessments,
income taxes, asset retirement obligations (“ARO”), and
valuation of financial instruments. Management
evaluates the Company’s estimates on an ongoing
basis based upon historical experience, current and
expected conditions and assumptions believed to be reasonable at the time the assumption is made, with
any adjustments recognized in income in the year they arise.
Regulatory Matters
Regulatory accounting applies where rates are established
by, or subject to
approval by, an
independent
third-party regulator. Rates
are designed to recover prudently incurred costs of providing regulated
products or services and provide an opportunity for a reasonable rate of return on invested capital, as
applicable. For further details, refer to note 7.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign
currencies are converted to CAD at the rates of
exchange prevailing at the balance sheet date. The resulting differences between the translation at the
original transaction date and the balance sheet date are
included in income.
Assets and liabilities of foreign operations whose functional currency is not the Canadian dollar are
translated using exchange rates in effect at the balance
sheet date and the results of operations at the
average exchange rate in effect for the period. The
resulting exchange gains and losses on the assets
and liabilities are deferred on the balance sheet in AOCI.
The Company designates certain USD denominated debt
held in CAD functional currency companies as
hedges of net investments in USD denominated foreign
operations. The change in the carrying amount of
these investments, measured at exchange rates in effect
at the balance sheet date, is recorded in OCI.
Revenue Recognition
Regulated Electric and Gas Revenue:
Electric and gas revenues, including energy charges, demand
charges, basic facilities charges and
clauses and riders, are recognized when obligations under the terms of a contract are satisfied, which is
when electricity and gas are delivered to customers over
time as the customer simultaneously receives
and consumes the benefits. Electric and gas revenues
are recognized on an accrual basis and include
billed and unbilled revenues. Revenues related to the
sale of electricity and gas are recognized at rates
approved by the respective regulators and recorded
based on metered usage, which occurs on a
periodic, systematic basis, generally monthly or bi-monthly.
At the end of each reporting period, electricity
and gas delivered to customers, but not billed, is estimated and corresponding unbilled revenue is
recognized. The Company’s estimate of unbilled
revenue at the end of the reporting period
is calculated
by estimating the megawatt hours (“MWh”) or therms delivered to customers at the established rates
expected to prevail in the upcoming billing cycle. This
estimate includes assumptions as to the pattern of
energy demand, weather, line
losses and inter-period changes to customer classes.

Non-regulated Revenue:
Marketing and trading margins are comprised of Emera
Energy’s corresponding purchases and sales
of
natural gas and electricity,
pipeline capacity costs and energy asset management
revenues. Revenues
are recorded when obligations under terms of the contract
are satisfied and are presented on a net basis
reflecting the nature of contractual relationships with customers and suppliers.
Energy sales are recognized when obligations under the
terms of the contracts are satisfied, which is
when electricity is delivered to customers over time.
Other non-regulated revenues are recorded when obligations
under the terms of the contract are
satisfied.
Other:
Sales, value add, and other taxes, except for gross receipts taxes discussed below,
collected by the
Company concurrent with revenue-producing activities
are excluded from revenue.
Franchise Fees and Gross Receipts
TEC and PGS recover from customers certain costs incurred,
on a dollar-for-dollar basis, through prices
approved by the Florida Public Service Commission (“FPSC”).
The amounts included in customers’ bills
for franchise fees and gross receipt taxes are included
as “Regulated electric” and “Regulated gas”
revenues in the Consolidated Statements of Income.
Franchise fees and gross receipt taxes payable by
TEC and PGS are included as an expense on the Consolidated
Statements of Income in “Provincial, state
and municipal taxes”.
NMGC is an agent in the collection and payment of franchise
fees and gross receipt taxes and is not
required by a tariff to present the amounts on
a gross basis. Therefore, NMGC’s franchise
fees and gross
receipt taxes are presented net with no line item impact
on the Consolidated Statements of Income.
PP&E
PP&E is recorded at original cost, including AFUDC or
capitalized interest, net of contributions received in
aid of construction.
The cost of additions, including betterments and replacements of units, are included in “PP&E” on the
Consolidated Balance Sheets. When units of regulated PP&E
are replaced, renewed or retired, their cost,
plus removal or disposal costs, less salvage proceeds,
is charged to accumulated depreciation, with no
gain or loss reflected in income. Where a disposition of
non-regulated PP&E occurs, gains and losses are
included in income as the dispositions occur.
The cost of PP&E represents the original cost of materials,
contracted services, direct labour,
AFUDC for
regulated property or interest for non-regulated property,
ARO, and overhead attributable to the capital
project. Overhead includes corporate costs such as finance,
information technology and labour costs,
along with other costs related to support functions, employee benefits, insurance, procurement, and fleet
operating and maintenance. Expenditures for project development are capitalized if they are expected to
have a future economic benefit.
Normal maintenance projects and major maintenance
projects that do not increase overall life of the
related assets are expensed as incurred. When a major
maintenance project increases the life or value of
the underlying asset, the cost is capitalized.
Depreciation is determined by the straight-line method, based on the estimated remaining service lives of
the depreciable assets in each functional class of depreciable property. For some
of Emera’s rate-
regulated subsidiaries, depreciation is calculated using
the group remaining life method, which is applied
to the average investment, adjusted for anticipated costs
of removal less salvage, in functional classes of
depreciable property.
The service lives of regulated assets require
regulatory approval.

Intangible assets, which are included in “PP&E” on the Consolidated
Balance Sheets, consist primarily of
computer software and land rights. Amortization is determined by the straight-line method, based on the
estimated remaining service lives of the asset in each category.
For some of Emera’s rate-regulated
subsidiaries, amortization is calculated using the amortizable life method which is applied to the net book
value to date over the remaining life of those assets. The
service lives of regulated intangible assets
require regulatory approval.
Goodwill
Goodwill is calculated as the excess of the purchase price
of an acquired entity over the estimated FV of
identifiable assets acquired and liabilities assumed at the
acquisition date. Goodwill is carried at initial
cost less any write-down for impairment and is adjusted
for the impact of foreign exchange (“FX”).
Goodwill is subject to assessment for impairment at the
reporting unit level annually,
or if an event or
change in circumstances indicates that the FV of a reporting unit may be below its carrying value. When
assessing goodwill for impairment, the Company has the option of first performing a qualitative
assessment to determine whether a quantitative assessment
is necessary. In
performing a qualitative
assessment management considers, among other factors,
macroeconomic conditions, industry and
market considerations and overall financial performance.
If the Company performs a qualitative assessment and
determines it is more likely than not that its FV is
less than its carrying amount, or if the Company chooses
to bypass the qualitative assessment, a
quantitative test is performed. The quantitative test compares the FV of the reporting unit to its carrying
value, including goodwill (“carrying amount”). If the carrying amount of the reporting unit exceeds its FV,
an impairment loss is recorded. Management estimates
the FV of the reporting unit by using the income
approach, or a combination of the income and market
approach. The income approach uses a discounted
cash flow analysis which relies on management’s
best estimate of the reporting unit’s projected
cash
flows. The analysis includes an estimate of terminal values
based on these expected cash flows using a
methodology which derives a valuation using an assumed
perpetual annuity based on the reporting unit’s
residual cash flows. The discount rate used is a market participant rate based on a peer group of publicly
traded comparable companies and represents the weighted
average cost of capital of comparable
companies. For the market approach, management estimates
FV based on comparable companies and
transactions within comparable industries, or in the case
of the NMGC quantitative assessment in 2024,
transactions involving the reporting unit. Significant assumptions used in estimating the FV of a reporting
unit using an income approach include discount and growth
rates, rate case assumptions including future
cost of capital, valuation of the reporting unit’s net
operating loss (“NOL”) and projected operating
and
capital cash flows. Adverse changes in these assumptions
could result in a future material impairment of
the goodwill assigned to Emera’s reporting units.
As of December 31, 2025, Emera’s goodwill represent
ed the excess of the acquisition purchase price for
the TEC and PGS reporting units over the FV assigned
to identifiable assets acquired and liabilities
assumed. In Q3 2024, Emera entered into an agreement
to sell NMGC. As a result, a quantitative
goodwill impairment assessment was performed on the NMGC
reporting unit at that time and the
Company recorded a goodwill impairment charge of $
210
million ($
198
million, after-tax) or $
155
million
USD ($
146
million USD, after-tax) in Q3 2024. The reduced NMGC
goodwill balance of $
289
million is
included in the NMGC disposal unit classified as held for
sale. For further details, refer to note 23.
In Q4 2025, qualitative assessments were performed for
PGS and TEC given the significant excess of FV
over carrying amounts calculated during the last quantitative tests in Q4 2024 and Q4 2023, respectively.
Management concluded it was more likely than not that
the FV of these reporting units exceeded their
carrying amounts, including goodwill. As such, no quantitative testing was required.

Income Taxes and
Investment and Production Tax
Credits
Emera recognizes deferred income tax assets and liabilities
for the future tax consequences of events
that have been included in financial statements or income tax returns. Deferred income tax assets and
liabilities are determined based on the difference
between the carrying value of assets and liabilities on
the Consolidated Balance Sheets and their respective
tax bases using enacted tax rates in effect for
the
year in which the differences are expected to reverse.
The effect of a change in income tax rates on
deferred income tax assets and liabilities is recognized
in earnings in the period when the change is
enacted, unless required to be offset to a regulatory
asset or liability by law or by order of the regulator.
Emera recognizes the effect of income tax positions
only when it is more likely than not that they will be
realized. Management reviews all readily available current and historical information, including forward-
looking information, and the likelihood that deferred income tax assets will be recovered from future
taxable income is assessed and assumptions are made
about the expected timing of reversal of deferred
income tax assets and liabilities. If management subsequently determines it is likely that some or all of a
deferred income tax asset will not be realized, a valuation
allowance is recorded to reflect the amount of
deferred income tax asset expected to be realized.
Generally, investment
and production tax credits are recorded as a reduction
to income tax expense in
the current or future periods to the extent that realization of such benefit is more likely than not.
Investment tax credits earned on regulated assets by
TEC, PGS and NMGC are deferred and amortized
as required by regulatory practices.
TEC, PGS, NMGC and BLPC collect income taxes from
customers based on current and deferred income
taxes. NSPI, NSPML and Brunswick Pipeline collect income taxes from customers based on income tax
that is currently payable, except for the deferred income taxes on certain regulatory balances specifically
prescribed by regulators. For the balance of regulated
deferred income taxes, NSPI, NSPML and
Brunswick Pipeline recognize regulatory assets or liabilities where the deferred income taxes are
expected to be recovered from or returned to customers
in future years. These regulated assets or
liabilities are grossed up using the respective income tax
rate to reflect the income tax associated with
future revenues that are required to fund these deferred
income tax liabilities, and the income tax benefits
associated with reduced revenues resulting from the realization of deferred income tax assets. GBPC is
not subject to income taxes.
Emera classifies interest and penalties associated with
unrecognized tax benefits as interest and
operating expense, respectively.
For further details, refer to note 11.
Derivatives and Hedging Activities
The Company uses financial instruments as a method
to manage its exposure to normal operating and
market risks relating to commodity prices, interest rates,
FX on forecast USD earnings and cash flows
and forecast future cash settlements of deferred compensation obligations. In addition, the Company has
contracts for the physical purchase and sale of commodities. Collectively, these contracts and financial
instruments are considered derivatives.
The Company recognizes the FV of all its derivatives on
its balance sheet, except for non-financial
derivatives that meet the normal purchases and normal sales
(“NPNS”) exception. Physical contracts that
meet the NPNS exception are not recognized on the balance
sheet; these contracts are recognized in
income when they settle. A physical contract generally
qualifies for the NPNS exception if the transaction
is reasonable in relation to the Company’s business
needs, the counterparty owns or controls resources
within the proximity to allow for physical delivery,
the Company intends to receive physical delivery of the
commodity, and the
Company deems the counterparty creditworthy.
The Company continually assesses
contracts designated under the NPNS exception and will discontinue the treatment of these contracts
under this exemption if the criteria are no longer met.

Derivatives qualify for hedge accounting if they meet stringent documentation requirements and can be
proven to effectively hedge identified risk both at
the inception and over the term of the instrument.
Specifically, for cash
flow hedges, change in the FV of derivatives is deferred
to AOCI and recognized in
income in the same period the related hedged item is realized.
Where documentation or effectiveness
requirements are not met, the derivatives are recognized
at FV with any changes in FV recognized in net
income in the reporting period, unless deferred as a result
of regulatory accounting.
Derivatives entered into by NSPI, NMGC and GBPC that
are documented as economic hedges or for
which the NPNS exception has not been taken, are subject
to regulatory accounting treatment. The
change in FV of the derivatives is deferred to a regulatory
asset or liability. The
gain or loss is recognized
in the hedged item when the hedged item is settled. Any
gains or losses resulting from settlement of
these derivatives related to fuel for generation and purchased power or cost of natural gas are expected
to be refunded to or collected from customers in future
rates. TEC and PGS have no derivatives related to
hedging.
Derivatives that do not meet any of the above criteria are
designated as HFT,
with changes in FV
normally recorded in net income of the period. The Company
has not elected to designate any derivatives
to be included in the HFT category where another accounting
treatment would apply.
Emera classifies gains and losses on derivatives as a component of non-regulated operating revenues,
fuel for generation and purchased power,
other expenses, inventory,
and OM&G, depending on the
nature of the item being economically hedged. Transportation capacity arising as a result of marketing
and trading derivative transactions is recognized as an asset in “Receivables and other current assets” on
the Consolidated Balance Sheets and amortized over
the period of the transportation contract term. Cash
flows from derivative activities are presented in the same
category as the item being hedged within
operating activities on the Consolidated Statements of
Cash Flows. Non-hedged derivatives are included
in operating cash flows on the Consolidated Statements
of Cash Flows.
Derivatives, as reflected on the Consolidated Balance
Sheets, are not offset by the FV amounts of cash
collateral with the same counterparty.
Rights to reclaim cash collateral are recognized
in “Receivables
and other current assets” and obligations to return cash
collateral are recognized in “Accounts payable”
on the Consolidated Balance Sheets.
Leases
The Company determines whether a contract contains
a lease at inception by evaluating whether the
contract conveys the right to control the use of an identified asset for a period of time in exchange for
consideration.
Lease liabilities and right-of-use assets are recognized
on the Consolidated Balance Sheets based on the
present value of the future minimum lease payments over
the lease term at commencement date. As
most of Emera’s leases do not provide an implicit rate,
the incremental borrowing rate at commencement
of the lease is used in determining the present value of
future lease payments. For operating leases,
expense is recognized on a straight-line basis over the
lease term and is recorded as “OM&G” on the
Consolidated Statements of Income. For finance leases,
the amortization of the ROU asset is recorded as
"Depreciation and amortization expense" and the interest
on lease liabilities is recorded as "Interest
expense, net" on the Consolidated Statements of Income.
Emera has leases with independent power producers (“IPP”)
and other utilities for annual requirements to
purchase wind and hydro energy over varying contract
lengths which are classified as finance leases.
These finance leases are not recorded on the Company’s
Consolidated Balance Sheets as payments
associated with the leases are variable in nature and there
are no minimum fixed lease payments. Lease
expense associated with these leases is recorded as “Regulated fuel for generation and purchased
power” on the Consolidated Statements of Income.

Where the Company is the lessor,
a lease is a sales-type lease if certain criteria are met
and the
arrangement transfers control of the underlying asset
to the lessee. For arrangements where the criteria
are met due to the presence of a third-party residual value
guarantee, the lease is a direct financing
lease.
For direct finance leases, a net investment in the lease
is recorded that consists of the sum of the
minimum lease payments and residual value, net of estimated
executory costs and unearned income.
The difference between the gross investment
and the cost of the leased item is recorded as unearned
income at the inception of the lease. Unearned income
is recognized in income over the life of the lease
using a constant rate of interest equal to the internal
rate of return on the lease.
For sales-type leases, the accounting is similar to the accounting for direct finance leases, however,
the
difference between the FV and the carrying value
of the leased item is recorded at lease commencement
rather than deferred over the term of the lease.
Emera has certain contractual agreements that include lease and non-lease components, which management has elected to account for as a single lease component.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid short-term investments with original maturities of three months or
less at acquisition.
Receivables and Allowance for Credit Losses
Utility customer receivables are recorded at the invoiced
amount and do not bear interest. Standard
payment terms for electricity and gas sales are approximately
30 days. A late payment fee may be
assessed on account balances after the due date. The
Company recognizes allowances for credit losses
to reduce accounts receivable for amounts expected to
be uncollectable. Management estimates credit
losses related to accounts receivable by considering historical loss experience, customer deposits,
current events, the characteristics of existing accounts
and reasonable and supportable forecasts that
affect the collectability of the reported amount.
Provisions for credit losses on receivables are expensed
to maintain the allowance at a level considered adequate
to cover expected losses. Receivables are
written off against the allowance when they are
deemed uncollectible.
Inventory
Fuel and materials inventories are valued at the lower
of weighted-average cost or net realizable value,
unless evidence indicates the weighted-average cost
will be recovered in future customer rates.
Asset Impairment
Long-Lived Assets:
Emera assesses whether there has been an impairment
of long-lived assets and intangibles when a
triggering event occurs, such as a significant market disruption or sale of a business.
The assessment involves comparing undiscounted expected
future cash flows to the carrying value of the
asset. When the undiscounted cash flow analysis indicates
a long-lived asset is not recoverable, the
amount of the impairment loss is determined by measuring
the excess of the carrying amount of the long-
lived asset over its estimated FV.
The Company’s assumptions relating to future
results of operations or
other recoverable amounts, are based on a combination
of historical experience, fundamental economic
analysis, observable market activity and independent market
studies. The Company’s expectations
regarding uses and holding periods of assets are based
on internal long-term budgets and projections,
which consider external factors and market forces, as
of the end of each reporting period. The
assumptions made are consistent with generally accepted
industry approaches and assumptions used for
valuation and pricing activities.

In 2025, impairment charges of $
75
million ($
71
million after-tax) were recognized related to the NMGC
disposal group classified as held for sale and were recorded in “Impairment charges” on the Consolidated
Statements of Income. In 2024, impairment charges of
$
19
million ($
14
million after-tax) were recognized
on certain assets, $
8
million of which was included in “Other income, net” with
$
11
million included in
“Impairment charges” on the Consolidated Statements of Income.
Equity Method Investments:
The carrying value of investments accounted for under
the equity method are assessed for impairment by
comparing the FV of these investments to their carrying values, if a FV assessment was completed, or by
reviewing for the presence of impairment indicators. If
an impairment exists, and it is determined to be
other-than-temporary,
a charge is recognized in earnings equal to the
amount the carrying value exceeds
the investment’s FV.
No
impairment of equity method investments was required
in either 2025 or 2024.
Financial Assets:
Equity investments, other than those accounted for under
the equity method, are measured at FV,
with
changes in FV recognized in the Consolidated Statements of Income.
Equity investments that do not
have readily determinable FV are recorded at cost minus
impairment, if any,
plus or minus changes
resulting from observable price changes in orderly transactions for the identical or similar investments.
No
impairment of financial assets was required in either
2025 or 2024.
Asset Retirement Obligations
An ARO is recognized if a legal obligation exists in connection with the future disposal or removal costs
resulting from the permanent retirement, abandonment
or sale of a long-lived asset. A legal obligation
may exist under an existing or enacted law or statute,
written or oral contract, or by legal construction
under the doctrine of promissory estoppel.
An ARO represents the FV of estimated cash flows necessary
to discharge the future obligation, using
the Company’s credit adjusted risk-free rate. The
amounts are reduced by actual expenditures incurred.
Estimated future cash flows are based on completed depreciation studies, remediation reports, prior
experience, estimated useful lives, and governmental regulatory requirements. The present value of the
liability is recorded and the carrying amount of the related long-lived asset is correspondingly increased.
The amount capitalized at inception is depreciated in the same manner as the related long-lived asset.
Over time, the liability is accreted to its estimated future value.
AROs are included in “Other long-term
liabilities” and accretion expense is included as part of
“Depreciation and amortization”. Any regulated
accretion expense not yet approved by the regulator is
recorded in “PP&E” and included in the next
depreciation study.
Some of the Company’s transmission and distribution
assets may have conditional AROs that are not
recognized in the consolidated financial statements, as
the FV of these obligations could not be
reasonably estimated, given insufficient information
to do so. A conditional ARO refers to a legal
obligation to perform an asset retirement activity in which
the timing and/or method of settlement are
conditional on a future event that may or may not be
within the control of the entity.
Management
monitors these obligations and a liability is recognized at FV in the period in which an amount can be
determined.
Cost of Removal (“COR”)
TEC, PGS, NMGC and NSPI recognize non-ARO COR
as regulatory liabilities or regulatory assets. The
non-ARO COR represent funds received from customers
through depreciation rates to cover estimated
future non-legally required COR of PP&E upon retirement. The companies accrue for COR over the life of
the related assets based on depreciation studies approved
by their respective regulators. The costs are
estimated based on historical experience and future
expectations, including expected timing and
estimated future cash outlays.

Stock-Based Compensation
The Company has several stock-based compensation
plans: a common share option plan for senior
management; an employee common share purchase plan;
a deferred share unit (“DSU”) plan; a
performance share unit (“PSU”) plan; and a restricted
share unit (“RSU”) plan. The Company accounts for
its plans in accordance with the FV-based method of
accounting for stock-based compensation. Stock-
based compensation cost is measured at the grant date,
based on the calculated FV of the award, and is
recognized as an expense over the employee’s or
director’s requisite service period using the graded
vesting method. Stock-based compensation plans recognized as liabilities are initially measured at FV
and re-measured at FV at each reporting date, with the
change in liability recognized in income.
Employee Benefits
The costs of the Company’s pension and other
post-retirement benefit programs for employees are
expensed over the periods during which employees render service.
The Company recognizes the funded
status of its defined-benefit and other post-retirement plans on the balance sheet and recognizes
changes in funded status in the year the change occurs.
The Company recognizes unamortized gains
and losses and past service costs in “AOCI” or “Regulatory
assets” on the Consolidated Balance Sheets.
The components of net periodic benefit cost other than
the service cost component are included in “Other
income, net” on the Consolidated Statements of Income.
For further details, refer to note 22.
Government Grants
The Company accounts for government grants by applying
a grant accounting model by analogy to
International Accounting Standards (“IAS”) 20, Accounting
for Government Grants and Disclosure of
Government Assistance. A grant relating to an asset is
reflected in the determination of the carrying
amount of the asset. A grant relating to income is presented as a deduction from the related expense it is
intended to compensate.
In 2025, the Company received an aggregate of $
80
million (2024 – $
47
million) of government grants
from various Canadian and US government agencies towards
capital projects included in
PP&E
. The
capital projects receiving grants primarily relate to the
Company’s decarbonization and environmental
compliance initiatives. Further details on significant grant programs utilized in 2025 and 2024 are noted
below.
Natural Resources Canada (“NRCan”) Smart Renewables
& Electrification Pathways (“SREP”):
On March 27, 2024, NSPI was approved for a grant under the
NRCan SREPs to fund the construction of
three
50 MW battery storage systems in Nova Scotia.
NSPI can make claims under the grant for
33
per
cent of eligible project costs to a maximum $
109
million. Eligible costs can be incurred until March
31,
2027. For the year-end December 31, 2025, NSPI received
$
45
million (2024 – $
26
million) in funding
under the grant, which has been recorded as a reduction to
the carrying amount of the project in
PP&E
.
Cybersecurity Incident
On April 25, 2025, Emera and NSPI discovered a cybersecurity incident (the “Cybersecurity Incident”)
involving unauthorized access into certain parts of its Canadian
IT network and servers supporting
portions of its business applications. There was no disruption to the Canadian physical operations or to
Emera’s US or Caribbean utilities’ operations.
The Company implemented business continuity processes
for certain impacted business and
administrative functions at its Canadian affiliates. The
systematic restoration of affected IT systems and
corresponding transition away from business continuity processes continues to progress in a planned,
controlled and phased approach. The Company maintains cyber
insurance coverage and is working with
its insurer on the claims process.

2. CHANGE IN ACCOUNTING POLICY
The new USGAAP accounting policy that is applicable
to, and adopted by the Company in 2025, is
described as follows:
Improvements to Income Tax
Disclosures
The Company adopted Accounting Standard Update (“ASU”) 2023-09,
Income Taxes
(Topic
740),
Improvements to Income Tax
Disclosures, effective December 31, 2025. The standard
enhances the
transparency, decision
usefulness and effectiveness of income tax
disclosures by requiring consistent
categories and greater disaggregation of information in
the reconciliation of income taxes computed using
the enacted statutory income tax rate to the actual income tax provision and effective income tax rate, as
well as the disaggregation of income taxes paid (refunded) by jurisdiction. Adoption of the standard
resulted in additional disclosures provided in note 11
and note 31.
3. FUTURE ACCOUNTING PRONOUNCEMENTS
The Company considers the applicability and impact of
all ASUs issued by the Financial Accounting
Standards Board (“FASB”). The following
updates have been issued by the FASB
but, as allowed, have
not yet been adopted by Emera. Any ASUs not included below
were assessed and determined to be
either not applicable to the Company or to have an insignificant impact on the consolidated financial
statements.
Accounting for Government Grants Received by Business
Entities
In December 2025, the FASB
issued ASU 2025-10, Government Grants (Topic
832) – Accounting for
Government Grants Received by Business Entities. The
ASU adds guidance to ASC 832 on the
recognition, measurement, and presentation of government
grants. The guidance will be effective for
annual reporting periods beginning after December 15,
2028, and interim reporting periods within those
annual reporting periods. Early adoption is permitted. The standard updates are to be applied using either
a modified prospective, modified retrospective, or full retrospective approach, as detailed in the ASU. The
Company is currently evaluating the impact of adoption
of the standard update on its consolidated
financial statements.
Targeted Improvements
to the Accounting for Internal-Use Software
In September 2025, the FASB
issued ASU 2025-06, Intangibles – Goodwill and Other
– Internal-Use
Software (Subtopic 350-40): Targeted
Improvements to the Accounting for Internal-Use
Software. The
standard update modernizes accounting for internal-use
software by eliminating references to project
stages and clarifying the threshold to begin capitalizing
costs. The standard update also specifies that the
disclosure requirements under ASC 360, Property,
Plant and Equipment
, apply to capitalized software
costs accounted under ASC 350-40. The guidance will
be effective for annual reporting periods beginning
after December 15, 2027, and interim reporting periods
within those annual reporting periods. Early
adoption is permitted. The standard updates are to be applied using either a prospective, retrospective, or
modified transition approach. The Company is currently
evaluating the impact of adoption of the standard
update on its consolidated financial statements.

Disaggregation of Income Statement Expenses
In November 2024, the FASB
issued ASU 2024-03, Income Statement Reporting
– Comprehensive
Income – Expense Disaggregation Disclosures (Subtopic
220-40): Disaggregation of Income Statement
Expenses. The standard update improves the disclosures about a public business entity’s expenses by
requiring more detailed information about the types of
expenses (including purchases of inventory,
employee compensation, depreciation and amortization)
included within income statement expense
captions. The guidance will be effective for annual
reporting periods beginning after December 15, 2026,
and interim reporting periods beginning after December
15, 2027. Early adoption is permitted. The
standard updates are to be applied prospectively with the option for retrospective application. The
Company is currently evaluating the impact of adoption
of the standard update on its consolidated
financial statements disclosures.
4. DISPOSITIONS
Pending Sale of NMGC
On August 5, 2024, Emera entered into an agreement
to sell its indirect wholly-owned subsidiary NMGC
for a total enterprise value of approximately $
1.3
billion USD, consisting of cash proceeds and the
transfer of debt and customary closing adjustments.
As a result of the pending sale,
NMGC’s assets and
liabilities were classified as held for sale in Q3 2024 and
the carrying value of the assets and liabilities
were adjusted to FV less cost to sell.
As the transaction proceeds will be lower than the carrying amount of the assets and liabilities being sold,
in Q3 2024 Emera assessed the NMGC reporting unit for
goodwill impairment by comparing the FV of
expected transaction proceeds to the carrying value of
net assets, including goodwill of $
366
million USD.
The goodwill of the reporting unit was determined to be impaired and a non-cash goodwill impairment
charge of $
210
million ($
198
million, after-tax), or $
155
million USD ($
146
million USD, after-tax), was
recorded in “Impairment charges” on the Consolidated
Statements of Income in Q3 2024.
Following the goodwill impairment assessment, the held for
sale assets and liabilities were measured at
the lower of their carrying amount or fair value less costs
to sell. The measurement resulted in an
additional loss for the estimated future transaction costs
of $
16
million ($
12
million after-tax), in addition to
incurred transaction costs of $
9
million ($
7
million after-tax) recorded in “Other Income, net” on the
Consolidated Statements of Income in Q3 2024.
At each reporting date, the Company performs an assessment of the FV of the disposal group by
comparing the FV of expected transaction proceeds, less
costs to sell, to the carrying value of net assets,
including goodwill ("carrying amount"). On June 30, 2025,
the Company remeasured the NMGC disposal
group at the lower of its carrying amount and FV less costs
to sell. As a result of the change in the
expected timing of the transaction close, a non-cash impairment charge of $
75
million ($
71
million, after-
tax), or $
55
million USD ($
52
million USD, after-tax), was recorded in “Impairment
charges” on the
Consolidated Statements of Income in Q2 2025. An additional
loss for estimated future transaction costs
of $
2
million ($
1
million after-tax) was recorded in “Other income, net” on
the Consolidated Statements of
Income in Q2 2025. There were no additional adjustments recorded in 2025.
The Company will continue to record depreciation on the NMGC assets through the transaction closing
date, as the depreciation continues to be reflected in
customer rates and will be reflected in the carryover
basis of the assets when sold. Depreciation and amortization of $
97
million ($
70
million USD) was
recorded on these assets from August 5, 2024, the date
they were classified as held for sale, through
December 31, 2025. Of the $
97
million ($
70
million USD) recorded to date, $
71
million ($
51
million USD)
was recorded in 2025.

Details of the assets and liabilities classified as held for sale are as follows:
As at
December 31
December 31
millions of dollars 2025 2024
Cash and cash equivalents $
6
$
8
Inventory
10
9
Derivative instruments
-
1
Regulatory assets
41
28
Receivables and other current assets
142
127
Current assets held for sale $
199
$
173
PP&E
1,856
1,845
Regulatory assets
4
6
Goodwill
289
303
Other long-term assets
28
23
Less: Adjustment to FV less costs to sell
(1)
(89)
(17)
Long-term assets held for sale $
2,088
$
2,160
Total assets held for sale $
2,287
$
2,333
Short-term debt
$
116
$
46
Current portion of long-term debt
96
-
Derivative instruments
-
1
Regulatory liabilities
25
10
Accounts payable and other current liabilities
154
155
Current liabilities associated with assets held for sale
391
212
Long-term debt
567
696
Deferred income taxes
185
167
Regulatory liabilities
261
274
Other long-term liabilities
11
11
Long-term liabilities associated with assets held for sale $
1,024
$
1,148
Total liabilities associated with assets held for sale $
1,415
$
1,360
(1) Represents a $
75
million impairment charge related to the remeasurement
of the NMGC disposal group to FV (December
31,
2024 - nil ) and $
14
million in estimated transaction costs related to
the pending sale (December 31, 2024 – $
17
million).
Sale of LIL Equity Interest
On June 4, 2024, Emera completed the sale of its
31.1
per cent indirect minority equity interest in the LIL
for a total transaction value of $
1.2
billion, including cash proceeds of $
957
million and $
235
million for
assuming Emera’s contractual obligation to fund the
remaining initial capital investment, which represents
additional LIL equity interest for the acquirer.
Cash proceeds from the sale in the amount of $
30
million is
held in escrow pending finalization of certain agreements
with the LIL general partner. The
escrow
proceeds receivable is held at FV and included in the gain
on sale, after transaction costs. As of
December 31, 2025, the estimated FV of the escrow proceeds
receivable was $
29
million. In Q2 2024, a
gain on sale, after transaction costs, of $
182
million ($
107
million, after tax and transaction costs), was
recognized in “ Other income, net
” on the Consolidated Statements of Income and
included in the Other
segment. In Q4 2024, Emera recognized an incremental $
22
million tax benefit related to loss
carryforwards applied against the taxable capital gain on the sale.

5. SEGMENT INFORMATION
Emera manages its reportable
segments
separately due in part to their different operating,
regulatory and
geographical environments. Segments are reported based
on each subsidiary’s contribution of revenues,
net income attributable to common shareholders and total
assets, as reported to the Company’s chief
operating decision maker (“CODM”). Emera’s CODM
is the Chief Executive Officer.
For the Company’s reportable segments, the CODM
uses several measures to allocate capital and
resources for each segment, predominantly in the annual
budget and forecasting processes. The CODM
evaluates segment performance by considering budget-to-actual variances for these measures monthly.
The measure used by the CODM that is the most consistent with
USGAAP measurement principles is net
income attributable to common shareholders.
Florida
Canadian
Gas Utilities
Other
Inter-
Electric Electric and Electric Segment
millions of dollars Utility Utilities Infrastructure Utilities Other Eliminations Total
For the year ended December 31, 2025
Operating revenues from
external customers (1)
$
4,336
$
1,944
$
1,737
$
577
$
182
$
-
$
8,776
Inter-segment revenues (1)
10
-
19
-
24
(53)
-
Total operating revenues
4,346
1,944
1,756
577
206
(53)
8,776
Regulated fuel for generation
and purchased power
982
904
-
294
-
(19)
2,161
Regulated cost of natural gas
-
-
448
-
-
-
448
OM&G
1,135
457
491
145
140
(31)
2,337
Provincial, state and municipal
taxes
318
49
114
4
1
-
486
Depreciation and amortization
705
298
207
78
6
-
1,294
Impairment charges
-
-
-
-
75
-
75
Income (loss) from equity
investments
-
41
18
5
(1)
-
63
Other income, net
84
32
9
7
30
3
165
Interest expense, net
(2)
305
172
149
21
385
-
1,032
Income tax expense
(recovery)
140
(45)
98
3
(115)
-
81
NCI in subsidiaries
-
-
-
1
-
-
1
Preferred stock dividends
-
-
-
-
75
-
75
Net income (loss) attributable
to common shareholders
$
845
$
182
$
276
$
43
$
(332)
$
-
$
1,014
Capital expenditures $
2,153
$
630
$
619
$
94
$
6
$
-
$
3,502
As at December 31, 2025
Total assets $
24,636
$
8,546
$
8,476
$
1,439
$
2,469
$
(749)
$
44,817
Investments subject to
significant influence
$
-
$
471
$
108
$
55
$
-
$
-
$
634
Goodwill $
4,796
$
-
$
784
$
-
$
-
$
-
$
5,580
(1) All significant inter-company balances and transactions
have been eliminated on consolidation except
for certain transactions
between non-regulated and regulated entities. Management
believes elimination of these transactions would
understate PP&E,
OM&G, or regulated fuel for generation and purchased
power. Inter-company transactions that have not been eliminated are
measured at the amount of consideration established
and agreed to by the related parties. Eliminated
transactions are included in
determining reportable segments.
(2) Segment net income is reported on a basis
that includes internally allocated financing
costs of $
27
million for the year ended
December 31, 2025, between the Gas Utilities
and Infrastructure and Other segments.

Florida
Canadian Gas Utilities Other Inter-
Electric Electric and Electric Segment
millions of dollars Utility Utilities Infrastructure Utilities Other Eliminations Total
For the year ended December 31, 2024
Operating revenues from
external customers
(1)
$
3,451
$
1,855
$
1,595
$
566
$
(267)
$
-
$
7,200
Inter-segment revenues
(1)
9
-
14
-
19
(42)
-
Total operating revenues
3,460
1,855
1,609
566
(248)
(42)
7,200
Regulated fuel for generation
and purchased power
852
859
-
295
-
(14)
1,992
Regulated cost of natural gas
-
-
396
-
-
-
396
OM&G
779
408
454
143
154
(20)
1,918
Provincial, state and municipal
taxes
273
48
103
3
-
-
427
Depreciation and amortization
622
282
182
69
7
-
1,162
Impairment charge
-
-
11
-
214
-
225
Income from equity investments
-
73
20
4
2
-
99
Other income, net
66
28
16
12
73
8
203
Interest expense, net
(2)
265
168
151
22
367
-
973
Income tax expense (recovery)
94
(41)
89
1
(302)
-
(159)
NCI in subsidiaries
-
-
-
1
-
-
1
Preferred stock dividends
-
-
-
-
73
-
73
Net income (loss) attributable
to common shareholders
$
641
$
232
$
259
$
48
$
(686)
$
-
$
494
Capital expenditures $
1,942
$
481
$
619
$
81
$
4
$
-
$
3,127
As at December 31, 2024
Total assets $
24,375
$
7,609
$
8,439
$
1,444
$
1,810
$
(726)
$
42,951
Investments subject to
significant influence
$
-
$
475
$
124
$
55
$
-
$
-
$
654
Goodwill $
5,035
$
-
$
823
$
-
$
-
$
-
$
5,858
(1) All significant inter-company balances and transactions
have been eliminated on consolidation except
for certain transactions
between non-regulated and regulated entities. Management
believes elimination of these transactions would
understate PP&E,
OM&G, or regulated fuel for generation and purchased
power. Inter-company transactions that have not been eliminated are
measured at the amount of consideration established
and agreed to by the related parties. Eliminated
transactions are included in
determining reportable segments.
(2) Segment net income is reported on a basis
that includes internally allocated financing
costs of $
29
million for the year ended
December 31, 2024, between the Gas Utilities
and Infrastructure and Other segments.
Geographical Information
Revenues: (based on country of origin of the product or service sold)
For the Year ended December 31
millions of dollars 2025 2024
United States
6,185
$
4,712
Canada
2,014
1,922
Barbados
415
427
The Bahamas
162
139
$
8,776
$
7,200
PP&E:
As at
December 31 December 31
millions of dollars 2025 2024
United States
(1)
$
20,931
$
20,084
Canada
5,476
5,068
Barbados
640
645
The Bahamas
361
371
$
27,408
$
26,168
(1) On August 5, 2024, Emera announced an agreement to sell
NMGC. As a result, NMGC's assets and liabilities were
classified as held for sale and
excluded from the table above beginning in Q3 2024. For further details on the pending transaction, refer to note 4.

6. REVENUE
The following disaggregates the Company’s revenue
by major source:
Electric Gas Other
Florida Canadian
Other
Gas Utilities Inter-
Electric Electric Electric
and
Segment
millions of dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2025
Regulated Revenue
Residential $
2,489
$
1,073
$
201
$
770
$
-
$
-
$
4,533
Commercial
1,147
522
308
528
-
-
2,505
Industrial
272
270
28
102
-
(19)
653
Other electric
457
43
7
-
-
-
507
Regulatory deferrals
(41)
-
21
-
-
-
(20)
Other (1)
22
36
12
269
-
(10)
329
Finance income (2)(3)
-
-
-
64
-
64
Regulated revenue
$
4,346
$
1,944
$
577
$
1,733
$
-
$
(29)
$
8,571
Non-Regulated Revenue
Marketing and trading margin (4)
-
-
-
-
158
-
158
Other non-regulated operating
revenue
-
-
-
23
32
(25)
30
Mark-to-market (3)
-
-
-
-
16
1
17
Non-regulated revenue
$
-
$
-
$
-
$
23
$
206
$
(24)
$
205
Total operating revenues $
4,346
$
1,944
$
577
$
1,756
$
206
$
(53)
$
8,776
For the year ended December 31, 2024
Regulated Revenue
Residential $
2,063
$
997
$
203
$
712
$
-
$
-
$
3,975
Commercial
939
499
300
496
-
-
2,234
Industrial
223
276
28
94
-
(14)
607
Other electric
372
41
7
-
-
-
420
Regulatory deferrals
(157)
-
15
-
-
-
(142)
Other (1)
20
42
13
224
-
(9)
290
Finance income (2)(3)
-
-
-
63
-
-
63
Regulated revenue
$
3,460
$
1,855
$
566
$
1,589
$
-
$
(23)
7,447
Non-Regulated Revenue
Marketing and trading margin (4)
-
-
-
-
77
-
77
Other non-regulated operating
revenue
-
-
-
20
32
(24)
28
Mark-to-market (3)
-
-
-
-
(357)
5
(352)
Non-regulated revenue
$
-
$
-
$
-
$
20
$
(248)
$
(19)
(247)
Total operating revenues $
3,460
$
1,855
$
566
$
1,609
$
(248)
$
(42)
$
7,200
(1) Other includes rental revenues, which do
not represent revenue from contracts
with customers.
(2) Revenue related to Brunswick Pipeline's
service agreement with Repsol Energy
Canada.
(3) Revenue which does not represent revenues
from contracts with customers.
(4) Includes gains (losses) on settlement
of energy related derivatives, which do
not represent revenue from contracts
with customers.
Remaining Performance Obligations:
Remaining performance obligations primarily represent
gas transportation contracts, and long-term steam
supply arrangements with fixed contract terms. As of December
31, 2025, the aggregate amount of the
transaction price allocated to remaining performance
obligations was $
344
million (2024 – $
495
million),
including $
11
million related to NMGC. This amount includes $
121
million of future performance
obligations related to a gas transportation contract between
SeaCoast and PGS through
2040
, and $
21
million of future performance obligations related to asset
management agreements between PGS and
EES through 2030. This amount excludes contracts with
an original expected length of one year or less
and variable amounts for which Emera recognizes revenue
at the amount to which it has the right to
invoice for services performed. Emera expects to recognize
revenue for the remaining performance
obligations through
2040
.

7. REGULATORY
ASSETS AND LIABILITIES
Regulatory assets represent prudently incurred costs that have been deferred because it is probable they
will be recovered through future rates or tolls collected from customers.
Management believes existing
regulatory assets are probable for recovery either because
the Company received specific approval from
the applicable regulator, or
due to regulatory precedent established for similar circumstances.
If
management no longer considers it probable that an asset
will be recovered, deferred costs are charged
to income.
Regulatory liabilities represent obligations to make refunds to customers or to reduce future revenues for
previous collections. If management no longer considers
it probable that a liability will be settled, the
related amount is recognized in income.
For regulatory assets and liabilities that are amortized, the amortization is as approved by the respective
regulator.
As at December 31 December 31
millions of dollars
2025 (1) 2024 (1)
Regulatory assets
Deferred income tax regulatory assets $
1,385
$
1,227
TEC capital cost recovery for early retired assets
727
737
Pension and post-retirement medical plan
316
395
Storm cost recovery clauses
206
613
TEC capital cost recovery for retired Polk Unit 1 components
178
205
NSPI FAM
102
-
Cost recovery clauses
55
33
Deferrals related to derivative instruments
36
42
Environmental remediations
27
29
Stranded cost recovery
25
27
Other
(2)
141
119
$
3,198
$
3,427
Current $
409
$
595
Long-term
2,789
2,832
Total
regulatory assets
$
3,198
$
3,427
Regulatory liabilities
Deferred income tax regulatory liabilities
751
828
Accumulated reserve – COR
729
733
Cost recovery clauses
75
121
BLPC Self-insurance fund ("SIF") (note 33)
30
32
Deferrals related to derivative instruments
25
44
NSPI FAM
-
56
Other
(2)
59
66
$
1,669
$
1,880
Current $
211
$
262
Long-term
1,458
1,618
Total
regulatory liabilities
$
1,669
$
1,880
(1) On August 5, 2024, Emera announced
an agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified
as held for
sale beginning in Q3 2024 and excluded
from the table above. For further details
on the pending transaction, refer to note
4.
(2) Comprised of regulatory assets and liabilities
that are not individually significant.
Deferred Income Tax
Regulatory Assets and Liabilities
To
the extent deferred income taxes are expected to be recovered from or returned to customers in future
years, a regulatory asset or liability is recognized as appropriate
.

TEC Capital Cost Recovery for Early Retired Assets
Represents the remaining net book value of Big Bend Power
Station Units 1 through 3 and smart meter
assets that were early retired. The balance earns a rate of return as permitted by the FPSC and is being
recovered as a separate line item on customer bills for
a period of
15
years, beginning in January 2022.
Pension and Post-Retirement Medical Plan
This asset is primarily related to the deferred costs of pension and post-retirement benefits at TEC and
PGS. Deferred costs of postretirement benefits that are included in expense are recognized as cost of
service for rate-making purposes as permitted by the FPSC, as applicable and amortized over the
remaining service life of plan participants.
Storm Cost Recovery Clauses
TEC and PGS Storm Reserve:
The storm reserve is for hurricanes and other named storms
that cause significant damage to TEC and
PGS systems. As allowed by the FPSC, if charges to the
storm reserve exceed the storm reserve liability,
the excess is to be carried as a regulatory asset. TEC
and PGS can petition the FPSC to seek recovery
of restoration costs over a 12-month period or longer,
as determined by the FPSC, as well as replenish
the reserve.
NSPI Storm Rider:
NSPI has a NSEB approved storm rider for each of 2023,
2024 and 2025, which gives NSPI the option to
apply to the NSEB for recovery of costs if major storm
restoration expense exceeds approximately $
10
million in a given year. The
application for deferral and recovery of the storm rider is
made in the year
following the year of the incurred cost, with recovery beginning in the year after the application.
GBPC Storm Restoration:
This asset includes storm restoration costs incurred by
GBPC related to Hurricane Dorian in 2020 and
Hurricane Matthew in 2016. The Hurricane Matthew asset
was fully amortized at the end of 2024.
TEC Capital Cost Recovery for Retired Polk Unit 1
Components
This regulatory asset relates to the remaining net book value of certain components of Polk Unit 1 that
were early retired on December 31, 2024. The balance earns a rate of return as permitted by the FPSC
and are being recovered through base rates over an
11
-year recovery period beginning on January 1,
2025.
NSPI FAM
NSPI has a NSEB approved FAM,
allowing NSPI to recover fluctuating fuel and certain fuel-related costs
from customers through annual fuel rate adjustments.
Differences between prudently incurred fuel costs
and amounts recovered from customers through electricity
rates in a given year are deferred to a FAM
regulatory asset or liability and recovered from or returned to customers in subsequent periods.
Cost Recovery Clauses
These assets and liabilities are clauses and riders related to
TEC and PGS. They are recovered or
refunded through cost-recovery mechanisms approved
by the FPSC as applicable, on a dollar-for-dollar
basis in a subsequent period.

Deferrals Related to Derivative Instruments
This asset is primarily related to NSPI deferring changes in FV of derivatives that are documented as
economic hedges or that do not qualify for NPNS exemption,
as a regulatory asset or liability as approved
by the NSEB. The realized gain or loss is recognized
when the hedged item settles in regulated fuel for
generation and purchased power,
other income, inventory,
or OM&G, depending on the nature of the item
being economically hedged.
Environmental Remediations
This asset is primarily related to PGS costs associated with environmental remediation at Manufactured
Gas Plant sites. The balance is included in rate base, partially offsetting the related liability,
and earns a
rate of return as permitted by the FPSC. The timing of recovery is based on a settlement agreement
approved by the FPSC.
Stranded Cost Recovery
Due to decommissioning of a GBPC steam turbine in 2012,
the GBPA approved
recovery of a $
21
million
USD stranded cost through electricity rates; it is included in rate base and expected to be included in
rates in future years.
Accumulated Reserve – COR
This regulatory asset or liability represents the non-ARO
COR reserve in TEC, PGS and NSPI. AROs
represent the FV of estimated cash flows associated with
the Company’s legal obligation to retire its
PP&E. Non-ARO COR represent estimated funds received
from customers through depreciation rates to
cover future COR of PP&E value upon retirement that
are not legally required. This reduces rate base for
ratemaking purposes. This liability is reduced as COR are incurred and increased as depreciation is
recorded for existing assets and as new assets are put
into service.
Regulatory Environments and Updates
Florida Electric Utility
TEC is regulated by the FPSC and is also subject to regulation by the Federal Energy Regulatory
Commission. The FPSC sets rates at a level that allows
utilities such as TEC to collect total revenues or
revenue requirements equal to their cost of providing service, plus an appropriate return on invested
capital. Base rates are determined in FPSC rate setting
hearings which can occur at the initiative of TEC,
the FPSC or other interested parties.
TEC’s approved regulated return on equity (“ROE”)
range for 2025 was
9.50
per cent to
11.50
per cent
(2024 –
9.25
per cent to
11.25
per cent) based on an allowed equity capital structure
of
54
per cent. An
ROE of
10.50
per cent (2024 –
10.20
per cent) is used for the calculation of the return on
investments for
clauses.

Base Rates:
On April 2, 2024, TEC filed a rate case with the FPSC for
new base rates. On December 3, 2024, the
FPSC rendered a decision which included annual base
rate increases of $
185
million USD in 2025 and
adjustments of $
87
million USD and $
9
million USD in 2026 and 2027, respectively.
The allowed equity in
the capital structure will continue to be
54
per cent from investor sources of capital and the allowed
regulatory ROE range is
9.50
per cent to
11.50
per cent with a
10.50
per cent midpoint. On February 3,
2025, the FPSC issued the final order approving the rate case decision, effective January 1, 2025. In
February 2025, a motion for reconsideration on certain
aspects of the final order was filed by an
intervening party with the FPSC. On May 6, 2025, the
FPSC denied the motion for reconsideration,
except with respect to immaterial calculation corrections,
and the final order was issued on June 11,
2025. In March 2025, two intervening parties each filed a notice of appeal to the Florida Supreme Court
regarding the outcome of TEC’s 2024 base rate
proceeding. On January 12, 2026, the intervening parties
filed their briefs related to the appeal. To
date, the FPSC has not responded to the briefs.
On September 4, 2025, TEC petitioned the FPSC to
increase base revenue by $
88
million USD to reflect
the 2026 adjustment in accordance with its 2024 rate case
decision. On November 4, 2025, the FPSC
approved the adjustment, with new rates effective
January 1, 2026.
Fuel Recovery and Other Cost Recovery Clauses:
TEC has a fuel recovery clause approved by the FPSC,
allowing the opportunity to recover fluctuating
fuel expenses from customers through annual fuel rate
adjustments. The FPSC annually approves cost-
recovery rates for purchased power,
capacity, environmental
and conservation costs, including a return
on capital invested. Differences between prudently
incurred fuel costs and the cost-recovery rates
and
amounts recovered from customers through electricity
rates in a year are deferred to a regulatory asset or
liability and recovered from or returned to customers
in subsequent periods.
On April 2, 2024, TEC requested a mid-course adjustment
to its fuel and capacity charges, reflecting a
$
138
million USD reduction over
12 months
, from June 2024 through May 2025. The requested
reduction
was due to a decrease in actual and projected 2024 natural
gas prices since TEC submitted its projected
2024 costs in the fall of 2023. On May 7, 2024, the FPSC
approved the mid-course adjustment.
Storm Reserve:
On February 4, 2025, the FPSC approved TEC’s
petition for the recovery of $
466
million USD for costs
associated with Hurricane Idalia, Hurricane Debby,
Hurricane Helene and Hurricane Milton and the
associated interest to replenish the storm reserve over
an
18
-month recovery period beginning March
2025. The amount of cost-recovery is subject to a true-up
mechanism with the FPSC.
Canadian Electric Utilities
NSPI
NSPI is a public utility as defined in the Public Utilities
Act of Nova Scotia (“Public Utilities Act”) and is
subject to regulation by the NSEB. The Public Utilities
Act gives the NSEB supervisory powers over
NSPI’s operations and expenditures. Electricity
rates for NSPI’s customers are also subject
to NSEB
approval. NSPI is regulated under a cost-of-service model,
with rates set to recover prudently incurred
costs of providing electricity service to customers and provide a reasonable return to investors.
NSPI is not subject to a general annual rate review process, but rather participates in hearings held from
time to time at NSPI’s or the NSEB’s
request.
NSPI’s approved regulated ROE range for 2025 and
2024 was
8.75
per cent to
9.25
per cent based on
an actual five quarter average regulated common equity
component of up to
40
per cent of approved rate
base.

General Rate Application (“GRA”):
On September 18, 2025, NSPI filed a consensus General Rate
Application (“GRA”) with the NSEB,
reflecting a settlement agreement reached with customer
representatives. The GRA proposes average
annual rate increases of
1.8
per cent in 2026 and
2.4
per cent in 2027. The proposed rates would result
in
annual revenue (fuel and non-fuel) increases of $
62
million in 2026 and $
108
million in 2027. The hearing
for the matter concluded in January 2026.
Federal Loan Guarantee (“FLG”):
On September 24, 2024, the Government of Canada finalized
an agreement with NSPI, NSPML and the
Province of Nova Scotia (the “Province”) on terms and
conditions for a FLG of $
500
million in debt to be
issued by NSPML to help Nova Scotia customers manage
unrecovered costs of the replacement energy
that was required during the several years of delay in the
Muskrat Falls hydroelectricity project. On
November 29, 2024, the NSEB approved NSPML’s
application to issue the debt, transfer the proceeds
to
NSPI as a refund of a portion of previous NSPML assessment
payments, and increase its annual
assessment charge to NSPI to recover the refund and
related financing costs over a
28
-year period. On
December 16, 2024, the net proceeds of the NSPML debt
issuance were transferred to NSPI and applied
against the FAM regulatory
asset balance.
FAM Asset Sale:
On April 17, 2024, the NSEB approved the sale of $
117
million of the FAM regulatory
asset to Invest
Nova Scotia, a provincial Crown corporation. On April
30, 2024, the transaction closed and the $
117
million was remitted to NSPI, which resulted in a corresponding decrease of the FAM regulatory
asset.
NSPI is collecting the amortization and financing costs
related to the $
117
million from customers on
behalf of Invest Nova Scotia over a
10
-year period which began in Q2 2024 and is remitting
those
amounts to Invest Nova Scotia quarterly.
Storm Rider:
On December 2, 2024, the NSEB approved the recovery
of $
24
million of major storm restoration and
incremental financing costs deferred to NSPI’s storm
rider in 2023 to be recovered over a
12
-month
period beginning on January 1, 2025.
Hurricane Fiona:
NSPI has NSEB approved regulatory assets for the deferred
recognition of $
25
million in incremental
operating costs incurred during the Hurricane Fiona storm
restoration efforts, and $
10
million of
undepreciated costs related to assets retired, because
of Hurricane Fiona in September 2022. Beginning
on July 1, 2024, these regulatory assets are being amortized over a
10
-year period.
NSPML
Equity earnings from the Maritime Link are dependent
on the approved ROE and operational
performance of NSPML. NSPML’s
approved regulated ROE range is
8.75
per cent to
9.25
per cent,
based on an actual five-quarter average regulated common
equity component of up to
30
per cent.
Newfoundland and Labrador Hydro’s (“NLH”) Nova
Scotia Block (“NS Block”) delivery obligations
commenced in 2021 and delivery will continue over the next
35 years
pursuant to the agreements.
On December 23, 2025, NSPML received an interim order
from the NSEB to collect up to $
199
million
from NSPI for the recovery of costs associated with the
Maritime Link in 2026, subject to a monthly
holdback of up to $
4
million.
On February 4, 2026, NSPML submitted an application with
the NSEB requesting the termination of the
holdback mechanism.
On September 24, 2024, the Government of Canada finalized
an agreement with NSPI, NSPML, and the
Province on terms and conditions for a FLG of $
500
million in debt to be issued by NSPML. For further
information, refer to the NSPI section above.

On November 29, 2024, NSPML received approval from the
NSEB to collect up to $
197
million in 2025
from NSPI, which included $
158
million for the recovery of costs associated with the Maritime
Link, and
$
39
million associated with the additional FLG debt and financing costs noted in the NSPI section above.
Payments from NSPI were subject to a holdback of up
to $
4
million per month. There was
no
holdback
recorded for the year ended December 31, 2025 (2024 – nil ).
Gas Utilities and Infrastructure
PGS
PGS is regulated by the FPSC. The FPSC sets rates at
a level that allows utilities such as PGS to collect
total revenues or revenue requirements equal to their
cost of providing service, plus an appropriate return
on invested capital. Base rates are determined in FPSC rate setting hearings which can occur at the
initiative of PGS, the FPSC or other interested parties.
PGS’s approved ROE range for 2025 and 2024
was
9.15
per cent to
11.15
per cent with a
10.15
per cent
midpoint, based on an allowed equity capital structure
of
54.7
per cent.
Base Rates:
On March 31, 2025, PGS filed a rate case with the FPSC for
new rates to become effective January 1,
2026. On August 13, 2025, PGS and the intervening parties
filed a settlement agreement with the FPSC
for a $
67
million USD increase in 2026 annual base rates, which includes
$
7
million USD from the cast
iron and bare steel replacement rider,
and additional adjustments of $
25
million USD in 2027 and up to $
5
million USD in 2028, subject to FPSC approval. This reflects
a
10.30
per cent midpoint ROE and
54.7
per
cent equity thickness. On October 31, 2025, the FPSC
issued the final order approving the settlement.
Fuel Recovery:
PGS recovers the costs it pays for gas supply and
interstate transportation for system supply through its
Purchased Gas Adjustment Clause (“PGAC”). This clause is designed to recover actual costs incurred by
PGS for purchased gas, gas storage services, interstate pipeline capacity, and
other related items
associated with the purchase, distribution, and sale of
natural gas to its customers.
These charges may
be adjusted monthly based on a cap approved annually
by the FPSC.
Recovery of Energy Conservation and Pipeline Replacement
Programs:
The FPSC annually approves a conservation charge that
is intended to permit PGS to recover prudently
incurred expenditures in developing and implementing
cost effective energy conservation programs
which
are required by Florida law and approved and monitored
by the FPSC. PGS also has a Cast Iron/Bare
Steel Pipe Replacement clause to recover the cost of accelerating the replacement of cast iron and bare
steel distribution lines in the PGS system. In February 2017, the FPSC approved expansion of the Cast
Iron/Bare Steel clause to allow recovery of accelerated
replacement of certain obsolete plastic pipe. The
majority of cast iron and bare steel pipe has been removed
from its system, with replacement of obsolete
plastic pipe continuing until 2028 under the rider.
NMGC
NMGC is subject to regulation by the NMPRC. The NMPRC
sets rates at a level that allows NMGC to
collect total revenues or revenue requirements equal to
its cost of providing service, plus an appropriate
return on invested capital.
NMGC’s approved ROE for 2025 and 2024
was
9.375
per cent on an allowed equity capital structure of
52
per cent.

Base Rates:
On September 14, 2023, NMGC filed a rate case with
the NMPRC for new base rates.
On March 1, 2024,
NMGC filed with the NMPRC a settlement with the support
of all parties in the case for an increase of $
30
million USD in annual base revenues and maintaining
NMGC’s ROE at
9.375
per cent. The rates reflect
the recovery of increased operating costs and capital investments in pipeline projects and related
infrastructure, as well as a new customer information and
billing system. NMGC also agreed to withdraw,
and to not reassert in a future rate case application,
its request for a regulatory asset for costs associated
with its 2022 application for a certificate of public convenience and necessity for a liquefied natural gas
storage facility in New Mexico. The NMPRC approved
the rate case settlement on July 25, 2024. New
rates became effective October 1, 2024.
Fuel Recovery:
NMGC recovers gas supply costs through a PGAC. This
clause recovers actual costs for purchased gas,
gas storage services, interstate pipeline capacity,
and other related items associated with the purchase,
transmission, distribution, and sale of natural gas to its
customers. On a monthly basis, NMGC can adjust
charges based on the next month’s expected cost
of gas and any prior month under-recovery or over-
recovery. The NMPRC
requires that NMGC annually file a reconciliation
of the PGAC period costs and
recoveries. NMGC must file a PGAC Continuation Filing
with the NMPRC every four years to establish
that the continued use of the PGAC is reasonable and
necessary. NMGC
received approval of its PGAC
Continuation in December 2024, for the four-year period
ending December 2028.
Brunswick Pipeline
Brunswick Pipeline is a
145
-kilometre pipeline delivering natural gas from the Saint
John LNG import
terminal near Saint John, New Brunswick to markets in
the northeastern US. Brunswick Pipeline entered
into a
25
-year firm service agreement commencing in July
2009 with Repsol Energy Canada. The
agreement provides for a predetermined toll increase
in the fifth and fifteenth year of the contract. The
pipeline is considered a Group II pipeline regulated by
the Canada Energy Regulator (“CER”). The CER
Gas Transportation Tariff
is filed by Brunswick Pipeline in compliance with the
requirements of the CER
Act and sets forth the terms and conditions of the transportation rendered by Brunswick Pipeline.
Other Electric Utilities
BLPC
BLPC is regulated by the Fair Trading
Commission (“FTC”), under the Utilities Regulation (Procedural)
Rules 2003. BLPC is regulated under a cost-of-service model, with rates set to recover prudently incurred
costs of providing electricity service to customers plus
an appropriate return on capital invested. BLPC’s
approved regulated return on rate base was
10
per cent for 2025 and 2024.
Base Rates:
In 2021, BLPC submitted a general rate review application
to the FTC. In September 2022, the FTC
granted BLPC interim rate relief, allowing an increase in base rates of approximately $
1
million USD per
month. On February 15, 2023, the FTC issued a decision
on the application which included the following
significant items: an allowed regulatory ROE of
11.75
per cent, an equity capital structure of
55
per cent,
a directive to update the major components of rate base
to September 16, 2022, and a directive to
establish regulatory liabilities totalling approximately $
71
million USD. On March 7, 2023, BLPC filed a
Motion for Review and Variation
(the “Motion”) and applied for a stay of the FTC’s
decision, which was
subsequently granted. On November 20, 2023, the FTC
issued their decision dismissing the Motion.
Interim rates continue to be in effect through to
a date to be determined in a final decision and order.

On December 1, 2023, BLPC appealed certain aspects
of the FTC’s February 15 and November 20,
2023, decisions to the Supreme Court of Barbados in the
High Court of Justice (the “Court”) and
requested that they be stayed. On December 11,
2023, the Court granted the stay.
BLPC’s position is
that the FTC made errors of law and jurisdiction in their
decisions and believes the success of the appeal
is probable, and as a result, the adjustments to BLPC’s
final rates and rate base, including any
adjustments to regulatory assets and liabilities, have not been recorded at this time. The appeal was
heard in December 2025 and will continue in early 2026.
Licenses:
BLPC currently operates pursuant to a single integrated license to generate, transmit and distribute
electricity on the island of Barbados until 2028. In 2019, the Government of Barbados passed legislation
requiring multiple licenses for the supply of electricity.
In November 2025, the Government of Barbados
and BLPC agreed to new Transmission,
Distribution, Sales and Dispatch (“T&D”) and Generation
and
Energy Storage (“G&S”) licenses. The G&S license will be
valid until 2047, unless otherwise extended.
The T&D license will be valid for
30 years
. These new non-exclusive licenses have since been
signed
and will become effective upon the repeal of
the existing license. BLPC continues to operate
under its
current statutory authority while preparing for the transition to the new licensing framework.
Fuel Recovery:
BLPC’s fuel costs flow through a fuel pass-through
mechanism which provides opportunity to recover
all
prudently incurred fuel costs from customers in a timely
manner. The calculation of the fuel
charge is
adjusted on a monthly basis and reported to the FTC for
approval.
GBPC
GBPC is regulated by the GBPA.
The GBPA
has granted GBPC a licensed, regulated and exclusive
franchise to produce, transmit and distribute electricity
on the island until 2054. Rates are set to recover
prudently incurred costs of providing electricity service
to customers plus an appropriate return on rate
base. GBPC’s approved regulated return on rate base
is
8.52
per cent.
Electricity Act, 2024:
On June 1, 2024, the Electricity Act, 2024 took effect.
The legislation purports to remove the jurisdiction of
the GBPA over GBPC
and to have the Utilities Regulation and Competition
Authority, another
Bahamian
regulator, regulate GBPC.
Base Rates:
There is a fuel pass-through mechanism and tariff review
policy with new rates submitted every three
years. On August 1, 2024, as required by the GBPA
Operating Protocol and Regulatory Framework
Agreement, GBPC filed a rate plan proposal.
Fuel Recovery:
GBPC’s fuel costs flow through a fuel pass-through
mechanism which provides the opportunity to recover
all prudently incurred fuel costs from customers in a timely manner. In 2025 and 2024,
the fuel pass
through charge was adjusted monthly,
in-line with actual fuel and other associated costs.

8. INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE AND EQUITY INCOME
Equity Income Percentage
Carrying Value For the year ended of
As at December 31 December 31 Ownership
millions of dollars 2025 2024 2025 2024 2025
NSPML $
462
$
475
$
41
$
44
100.0
M&NP
(1)
108
124
18
20
12.9
Lucelec
(1)
55
55
5
4
19.5
WTI
(2)
9
-
-
-
50.0
Bear Swamp
(3)
-
-
(1)
2
50.0
LIL
(4)
-
-
-
29
-
$
634
$
654
$
63
$
99
(1) Emera has significant influence over the operating
and financial decisions of these companies through
Board representation
and therefore, records its investment in these
entities using the equity method.
(2) On March 5, 2025, NSPI, the Canada
Infrastructure Bank ("CIB") and the Wskijinu'k Mtmo'taquow
Agency ("WMA") announced
the Wasoqonatl transmission line project to create a reliable intertie between Nova Scotia and New Brunswick. The project
is
owned by a new regulated utility, WTI, which is wholly-owned by a newly formed limited partnership between NSPI, CIB and
WMA.
NSPI is responsible for providing construction, operation,
maintenance and administrative services to
WTI. NSPI's ownership
interest is based on a
50
per cent indirect voting interest in WTI.
As of December 31, 2025, NSPI's economic
interest based on the
$
9
million invested is
26
per cent.
(3) The investment balance in Bear Swamp is
in a credit position primarily as a result
of a $
179
million distribution received in 2015.
Bear Swamp's credit investment balance of $
84
million (2024 – $
92
million) is recorded in Other long-term liabilities
on the
Consolidated Balance Sheets.
(4) On June 4, 2024, Emera completed the sale
of its equity interest in the LIL. For further
details, refer to note 4.
Equity investment in Lucelec includes a $
10
million difference between the cost and the
underlying FV of
the investees' assets as at the date of acquisition. The
excess is attributable to goodwill.
Emera accounts for its variable interest investment in
NSPML as an equity investment (note 33).
NSPML's consolidated summarized balance sheets are illustrated as follows:
As at December 31 December 31
millions of dollars 2025 2024
Balance Sheets
Current assets $
40
$
37
PP&E
1,380
1,425
Regulatory assets
782
778
Non-current assets
27
27
Total
assets
$
2,229
$
2,267
Current liabilities $
87
$
55
Long-term debt
(1)
1,495
1,570
Non-current liabilities
185
167
Equity
462
475
Total
liabilities and equity
$
2,229
$
2,267
(1) The project debt has been guaranteed
by the Government of Canada.

9. OTHER INCOME, NET
For the Year ended December 31
millions of dollars 2025 2024
AFUDC $
62
$
53
Interest income
37
23
Pension non-current service cost recovery
25
35
FX gains (losses)
25
(58)
Gain on sale of LIL, net of transaction costs
(1)
4
182
Transaction costs related to the pending sale of NMGC
(1)
(2)
(25)
Charges related to wind-down costs and certain asset impairments
(2)
-
(29)
Other
14
22
$
165
$
203
(1) For more information related to the gain
on sale, after transaction costs, of Emera's indirect
minority interest in the LIL and the
pending sale of NMGC, refer to note 4.
(2) Primarily related to the wind-down of Block
Energy LLC.
10. INTEREST EXPENSE, NET
For the Year ended December 31
millions of dollars 2025 2024
Interest on debt
$
1,048
$
1,004
Allowance for borrowed funds used during construction
(30)
(23)
Other
14
(8)
$
1,032
$
973
11. INCOME TAXES
The income tax provision, for the years ended December
31, differs from that computed using the
enacted Canadian federal statutory income tax rate for the following reasons:
millions of dollars 2025
2024
Income before provision for income taxes $
1,171
$
409
Income taxes, at statutory income tax rate
176
15
%
61
15
%
Domestic reconciling items:
Investment tax credits
(36)
(3)
%
-
-
%
Deferred income taxes on regulated income recorded as
regulatory assets and regulatory liabilities
(18)
(2)
%
(44)
(11)
%
Valuation allowance
(14)
(1)
%
(30)
(7)
%
Net Part VI.1 tax
14
1
%
14
3
%
Interest and financing expenses
-
-
%
(30)
(7)
%
Additional impact from the sale of LIL equity interest
-
-
%
11
3
%
Other
(8)
(1)
%
(3)
(1)
%
Provincial income taxes
(1)
(31)
(3)
%
(130)
(32)
%
Foreign reconciling items:
-
United States
-
Federal tax rate variance
58
5
%
32
8
%
Production tax credits
(51)
(4)
%
(41)
(10)
%
State income tax, net of federal income tax benefit
49
4
%
30
7
%
Amortization of deferred income tax regulatory liabilities
(45)
(4)
%
(37)
(9)
%
Investment tax credits
(39)
(3)
%
(8)
(2)
%
Deferral and amortization of Investment tax credits
21
2
%
(4)
(1)
%
Impairment charges
13
1
%
35
9
%
Other
(3)
-
%
(8)
(2)
%
Other foreign jurisdictions
(5)
-
%
(7)
(2)
%
Income tax expense (recovery)
$
81
7
% $
(159)
(39)
%
(1) The majority of provincial income taxes relate
to Nova Scotia.

US One Big Beautiful Bill Act (“OBBBA”):
On July 4, 2025, the OBBBA was signed into law.
The OBBBA makes permanent many of the expired
and expiring tax provisions originally enacted in the Tax
Cuts and Jobs Act of 2017. It also includes
significant changes in future years to the timing and availability of several clean energy tax credits
previously enacted in the Inflation Reduction Act, including the investment tax credit and production tax
credit. On August 15, 2025, the Internal Revenue Service
released guidance on determining when wind
and solar projects have begun construction for purposes
of qualifying for these tax credits. Emera’s 2025
financial statements were not materially impacted as a
result of the enacted changes.
Excessive Interest and Financing Expenses Limitation
(“EIFEL”) Regime:
On June 20, 2024, Bill C-59, an Act to implement certain provisions of the fall economic statement tabled
in Parliament on November 21, 2023, and certain provisions
of the budget tabled in Parliament on March
28, 2023, was enacted. Bill C-59 includes the EIFEL regime,
which is effective January 1, 2024. EIFEL
applies to limit a company’s net interest and financing
expense deduction to no more than 30 per cent of
earnings before interest, income taxes, depreciation, and amortization for tax purposes. Any denied
interest and financing expenses under the EIFEL regime can
be carried forward indefinitely.
During 2024, the Company incurred $
185
million of interest and financing expenses in connection with
a
specific financing structure. The current and future interest and financing expenses were expected to be
denied under the EIFEL legislation and, as a result, the
financing structure was wound up. It was
determined that Emera was more likely than not to realize
the benefit of the current denied interest and
financing expenses and therefore a $
54
million deferred income tax asset and related income tax
benefit
was recorded during Q4 2024. In addition, Emera recognized
a $
4
million income tax benefit related to
the reversal of a deferred income tax liability on the wind-up of the financing structure. During 2024, the
total tax benefit of $
58
million was recorded in “Income tax expense (recovery)”
on the Consolidated
Statements of Income and included in the Other segment.
The following table reflects the composition of income
before provision for income taxes presented in the
Consolidated Statements of Income for the years ended
December 31:
millions of dollars 2025 2024
Canada $
157
$
(175)
United States
961
534
Other
53
50
Income before provision for income taxes $
1,171
$
409

The following table reflects the composition of taxes on
income from continuing operations presented in
the Consolidated Statements of Income for the years ended
December 31:
Canada
Canada
United
millions of dollars
(Federal) (Provincial) States Other Total
2025
Current income taxes $
(6)
$
-
$
16
$
-
$
10
Deferred income taxes – exclusive of the
components listed below
23
21
208
5
257
Benefits of operating loss carryforwards
(41)
(39)
(2)
(2)
(84)
Net tax credits
-
-
(72)
-
(72)
Adjustments to beginning of the year valuation
allowance
(14)
(13)
(3)
-
(30)
Income tax expense (recovery)
$
(38)
$
(31)
$
147
$
3
$
81
2024
Current income taxes $
29
$
-
$
4
$
-
$
33
Deferred income taxes – exclusive of the
components listed below
(104)
(98)
208
-
6
Benefits of operating loss carryforwards
(2)
(2)
(76)
-
(80)
Adjustments to beginning of the year valuation
allowance
(31)
(30)
-
-
(61)
Net tax credits
-
-
(57)
-
(57)
Income tax (recovery) expense $
(108)
$
(130)
$
79
$
-
$
(159)
The deferred income tax assets and liabilities presented in
the Consolidated Balance Sheets as at
December 31 consisted of the following:
millions of dollars 2025 2024
Deferred income tax assets:
Tax
loss carryforwards
$
1,028
$
1,118
Tax
credit carryforwards
596
534
Regulatory liabilities
295
321
Pension and other post-retirement liabilities
173
197
Derivative instruments
143
144
Other
463
432
Total
deferred income tax assets before valuation allowance
2,698
2,746
Valuation allowance
(317)
(322)
Total
deferred income tax assets after valuation allowance
$
2,381
$
2,424
Deferred income tax liabilities:
PP&E $
(3,462)
$
(3,307)
Regulatory assets
(358)
(420)
Pension and other post-retirement assets
(335)
(286)
Other
(321)
(350)
Total
deferred income tax liabilities
$
(4,476)
$
(4,363)
Consolidated Balance Sheets presentation:
Long-term deferred income tax assets $
421
$
392
Long-term deferred income tax liabilities
(2,516)
(2,331)
Net deferred income tax liabilities $
(2,095)
$
(1,939)

Considering all evidence regarding the utilization of the Company’s deferred income tax assets, it has
been determined that Emera is more likely than not to realize all recorded deferred income tax assets,
except for certain loss carryforwards, denied interest and
financing expenses and unrealized capital
losses on long-term debt and investments. A valuation
allowance of $
317
million has been recorded as at
December 31, 2025 (2024 – $
322
million) related to the loss carryforwards, denied interest
and financing
expenses, long-term debt and investments. During 2025,
the Company recognized a $
28
million (2024 -
$
58
million) net tax benefit primarily due to the utilization
of certain loss carryforwards, which were subject
to a valuation allowance at the beginning of the year.
The Company intends to indefinitely reinvest earnings
from certain foreign operations. It is impractical to
estimate the amount of income and withholding tax that might be payable if such earnings were
repatriated.
Emera’s net operating loss ("NOL"), capital loss
and tax credit carryforwards and their expiration periods
as at December 31, 2025 consisted of the following:
Subject to
Tax Valuation Net Tax Expiration
millions of dollars Carryforwards Allowance Carryforwards Period
Canada
NOL
$
2,649
$
(876)
$
1,773
2026 - 2045
Capital loss
55
(55)
-
Indefinite
Tax credit
2
(2)
-
2028 - 2044
United States
Federal NOL
$
909
$
(1)
$
908
2037 - Indefinite
State NOL
937
(30)
907
2026 - Indefinite
Capital loss
1
-
1
2029
Tax credit
595
(1)
594
2026 - 2045
Other
NOL
$
108
$
(20)
$
88
2026 - 2031
The following table provides details of the change in unrecognized tax benefits for the years ended
December 31 as follows:
millions of dollars 2025 2024
Balance, January 1 $
42
$
37
Increases due to tax positions related to current year
6
6
Increases due to tax positions related to a prior year
1
2
Decreases due to tax positions related to a prior year
(3)
(3)
Balance, December 31 $
46
$
42
Unrecognized tax benefits relate to the timing of certain
tax deductions at NSPI and research and
development tax credits primarily at TEC. The total amount
of unrecognized tax benefits as at December
31, 2025 was $
46
million (2024 – $
42
million), which would decrease the effective
tax rate if recognized.
The total amount of accrued interest with respect to unrecognized tax benefits was $
12
million (2024 –
$
10
million) with $
2
million interest expense recognized in the Consolidated
Statements of Income (2024
– $
1
million).
No
penalties have been accrued.
NSPI and the CRA are currently in a dispute with respect
to the timing of certain tax deductions for
its 2006 through 2010 and 2013 through 2016 taxation
years. The ultimate permissibility of the tax
deductions is not in dispute; rather,
it is the timing of those deductions. The cumulative net
amount in
dispute to date is $
126
million (2024 – $
126
million), including interest. NSPI has prepaid $
55
million
(2024 – $
55
million) of the amount in dispute, as required by
CRA.

On November 29, 2019, NSPI filed a Notice of Appeal
with the Tax
Court of Canada with respect to its
dispute of the 2006 through 2010 taxation years. Should
NSPI be successful in defending its position, all
payments including applicable interest will be refunded.
If NSPI is unsuccessful in defending any portion
of its position, the resulting taxes and applicable interest will be deducted from amounts previously paid,
with the difference, if any,
either owed to, or refunded from, the CRA. The related
tax deductions will be
available in subsequent years.
Should NSPI be similarly reassessed by the CRA for years
not currently in dispute, further payments will
be required; however, the
ultimate permissibility of these deductions would be
similarly not in dispute.
NSPI and its advisors believe that NSPI has reported
its tax position appropriately.
NSPI continues to
assess its options to resolving the dispute; however,
the outcome of the Notice of Appeal process is not
determinable at this time.
Emera files a Canadian federal income tax return, which
includes its Nova Scotia provincial income tax.
Emera’s subsidiaries file Canadian, US, Barbados,
and St. Lucia income tax returns. As at December
31,
2025, the Company’s tax years still open to examination
by taxing authorities include 2006 and
subsequent years.
12. COMMON STOCK
Authorized : Unlimited number of non-par value common shares.
2025 2024
Issued and outstanding:
millions of
shares
millions of
dollars
millions of
shares
millions of
dollars
Balance, December 31, 2024
295.94
$
9,042
284.12
$
8,462
Conversion of Convertible Debentures
0.02
1
-
-
Issuance of common stock under ATM program
(1)(2)
0.19
9
5.12
261
Issued under the DRIP,
net of discounts
4.83
293
6.10
291
Senior management stock options exercised and Employee Share
Purchase Plan
0.78
42
0.60
28
Balance, December 31, 2025
301.76
$
9,387
295.94
$
9,042
(1) For the year ended December 31, 2024, a
total of
5,117,273
common shares were issued under Emera's ATM program at an
average price of $
51.52
per share for gross proceeds of $
264
million ($
261
million net of after-tax issuance costs).
(2) For the year ended December 31, 2025, a
total of
187,600
common shares were issued under Emera's ATM program at an
average price of $
53.58
per share for gross proceeds of $
10
million ($
9
million net of after-tax issuance costs). As at December
31,
2025, an aggregate gross sales limit of $
600
million remained available for issuance under
the ATM program.
As at December 31, 2025, the following common shares
were reserved for issuance:
5
million (2024 –
6
million) under the senior management stock option plan,
1
million (2024 –
2
million) under the employee
common share purchase plan and
20
million (2024 –
12
million) under the DRIP.
The issuance of common shares under the common share compensation arrangements does not allow
the plans to exceed
10
per cent of Emera's outstanding common shares. As at
December 31, 2025,
Emera was in compliance with this requirement.
ATM Equity Program
On December 5, 2025, Emera renewed its ATM
Program by filing a prospectus supplement to the
Company's Canadian short form base shelf prospectus
with the securities regulatory authorities in each of
the provinces of Canada. At the same time, Emera filed a US
prospectus supplement to the Company’s
US base prospectus included in its US registration statement on Form F-10 with the US Securities and
Exchange Commission (the “SEC”). The ATM
Program allows the Company to issue up to $
600
million of
common shares from treasury to the public from time to time, at the Company’s discretion, at the
prevailing market price. The ATM
Program is expected to remain in effect until
January 5, 2029.

13. EARNINGS PER SHARE
Basic earnings per share is determined by dividing net income attributable to common shareholders by
the weighted average number of common shares outstanding
during the period. Diluted EPS is computed
by dividing net income attributable to common shareholders
by the weighted average number of common
shares outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive
securities. Such dilutive items include Company contributions to the senior management stock option
plan, convertible debentures and shares issued under the DRIP.
The following table reconciles the computation of basic
and diluted earnings per share:
For the Year ended December 31
millions of dollars (except per share amounts) 2025 2024
Numerator
Net income attributable to common shareholders $
1,014.2
$
493.6
Diluted numerator
1,014.2
493.6
Denominator
Weighted average shares of common stock outstanding – basic
299.2
289.1
Stock-based compensation
0.5
0.1
Weighted average shares of common stock outstanding – diluted
299.7
289.2
Earnings per common share
Basic
$
3.39
$
1.71
Diluted $
3.38
$
1.71
14. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of AOCI are as follows:
millions of dollars
Unrealized gain
(loss) on
translation of
self-sustaining
foreign
operations
Net change
in net
investment
hedges
Gains (losses)
on derivatives
recognized
as cash flow
hedges
Net change
on available-
for-sale
investments
Net change in
unrecognized
pension and
post-retirement
benefit costs
Total
AOCI
For the year ended December 31, 2025
Balance, January 1, 2025 $
1,396
$
(163)
$
12
$
-
$
16
$
1,261
OCI before
reclassifications
(623)
82
-
2
-
(539)
Amounts reclassified from
AOCI
-
-
(2)
-
153
151
Net current period OCI
(623)
82
(2)
2
153
(388)
Balance, December 31, 2025 $
773
$
(81)
$
10
$
2
$
169
$
873
For the year ended December 31, 2024
Balance, January 1, 2024 $
369
$
(24)
$
14
$
(2)
$
(52)
$
305
OCI before
reclassifications
1,027
(139)
-
2
-
890
Amounts reclassified from
AOCI
-
-
(2)
-
68
66
Net current period OCI
1,027
(139)
(2)
2
68
956
Balance, December 31, 2024 $
1,396
$
(163)
$
12
$
-
$
16
$
1,261

The reclassifications out of AOCI are as follows:
For the Year ended December 31
millions of dollars 2025 2024
Affected line item in the Consolidated Financial Statements
Gains on derivatives recognized as cash flow hedges
Interest rate hedge
Interest expense, net $
(2)
$
(2)
Net change in unrecognized pension and post-retirement benefit costs
Actuarial (gains) losses
Other income, net $
(2)
$
2
Past service costs (gains)
Other income, net
2
(2)
Amounts reclassified into obligations
Pension and post-retirement benefits
156
68
Total
before tax
156
68
Income tax expense
(3)
-
Total
net of tax
$
153
$
68
Total reclassifications out of AOCI, net of tax, for the period $
151
$
66
15. INVENTORY
As at December 31 December 31
millions of dollars
2025 2024
Materials
$
484
$
453
Fuel
337
328
Total $
821
$
781
16. DERIVATIVE
INSTRUMENTS
Derivative assets and liabilities relating to the foregoing categories consisted of the following:
Derivative Assets Derivative Liabilities
As at December 31 December 31 December 31 December 31
millions of dollars 2025 2024 2025 2024
Regulatory deferral:
Commodity swaps and forwards
$
22
$
25
$
33
$
44
FX forwards
3
27
2
3
25
52
35
47
HFT derivatives:
Power swaps and physical contracts
51
34
50
30
Natural gas swaps, futures, forwards, physical
contracts
238
236
695
660
289
270
745
690
Other derivatives:
Equity derivatives
8
-
-
2
FX forwards
8
-
1
34
16
-
1
36
Total
gross derivatives
330
322
781
773
Impact of master netting agreements:
Regulatory deferral
(1)
(7)
(1)
(7)
HFT derivatives
(131)
(148)
(131)
(148)
Total
impact of master netting agreements
(132)
(155)
(132)
(155)
Less: Derivatives classified as held for sale
(1)
-
(1)
-
(1)
Total derivatives $
198
$
166
$
649
$
617
Current
(2)
156
115
534
526
Long-term
(2)
42
51
115
91
Total derivatives $
198
$
166
$
649
$
617
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024.
For further details on the pending transaction, refer
to note 4.
(2) Derivative assets
and
liabilities
are classified as current or long-term based upon
the maturities of the underlying contracts.

Cash Flow Hedges
On May 26, 2021, a treasury lock was settled for a
gain of $
19
million that is being amortized through
interest expense over
10 years
as the underlying hedged item settles. As of December 31,
2025, the
unrealized gain in AOCI was $
10
million, after-tax (December 31, 2024 – $
12
million, after-tax). For the
year ended December 31, 2025, unrealized gains of $
2
million (2024 - $
2
million) were reclassified from
AOCI into interest expense, net. The Company expects
$
2
million of unrealized gains currently in AOCI to
be reclassified into net income within the next twelve months.
Regulatory Deferral
The Company has recorded the following changes with
respect to derivatives receiving regulatory
deferral:
Commodity Commodity
swaps and FX swaps and FX
millions of dollars forwards forwards forwards forwards
For the year ended December 31 2025 2024
Unrealized (loss) gain in regulatory assets $
(36)
$
1
$
(27)
$
5
Unrealized gain (loss) in regulatory liabilities
13
(12)
11
33
Realized gain in regulatory assets
(7)
-
(8)
-
Realized loss in regulatory liabilities
5
-
4
-
Realized loss (gain) in inventory
(1)
15
(8)
11
(8)
Realized loss (gain) in regulated fuel for generation and
purchased power
(2)
18
(4)
50
(6)
Total
change in derivative instruments
$
8
$
(23)
$
41
$
24
(1) Realized (gains) losses will be recognized in
fuel for generation and purchased power when
the hedged item is consumed.
(2) Realized (gains) losses on derivative instruments
settled and consumed in the period and hedging relationships that have been
terminated or the hedged transaction is no longer
probable.
As at December 31, 2025, the Company had the following
notional volumes designated for regulatory
deferral that are expected to settle as outlined below:
millions 2026 2027-2028
Commodity swaps and forwards purchases:
Natural gas (MMBtu)
7
10
Power (MWh)
1
-
FX forwards:
FX contracts (millions of USD) $
175
$
72
Weighted average rate
1.3569
1.3534
% of USD requirements
64%
16%
HFT Derivatives
The Company has recognized the following realized and
unrealized gains with respect to HFT derivatives:
For the
Year ended December 31
millions of dollars 2025 2024
Power swaps and physical contracts in non-regulated operating revenues $
4
$
12
Natural gas swaps, forwards, futures and physical contracts in non-regulated operating revenues
463
195
Total
gains in net income
$
467
$
207

As at December 31, 2025, the Company had the following
notional volumes of outstanding HFT
derivatives that are expected to settle as outlined below:
2030 and
millions
2026 2027 2028 2029 thereafter
Natural gas purchases (Mmbtu)
473
140
57
28
47
Natural gas sales (Mmbtu)
492
99
18
6
3
Power purchases (MWh)
1
-
-
-
-
Power sales (MWh)
2
1
-
-
-
Other Derivatives
As at December 31, 2025, the Company had equity
derivatives in place to manage cash flow risk
associated with forecasted future cash settlements of deferred compensation obligations and FX forwards
in place to manage cash flow risk associated with forecasted
USD cash inflows. The equity derivatives
hedge the return on
3.2
million shares and extends until December of 2026.
The FX forwards have a
combined notional amount of $
300
million USD and expire in 2026 through 2028.
For the Year ended December 31
millions of dollars 2025 2024
FX Equity FX Equity
Forwards Derivatives Forwards Derivatives
Unrealized gain (loss) in OM&G $
-
$
8
$
-
$
(2)
Unrealized gain (loss) in other income, net
39
-
(44)
-
Realized gain in OM&G
-
33
-
16
Realized loss in other income, net
(16)
-
(12)
-
Total
gains (losses) in net income
$
23
$
41
$
(56)
$
14
Credit Risk
The Company is exposed to credit risk with respect to
amounts receivable from customers, energy
marketing collateral deposits and derivative assets. Credit risk is the potential loss from a counterparty’s
non-performance under an agreement. The Company manages
credit risk with policies and procedures
for counterparty analysis, exposure measurement, and
exposure monitoring and mitigation. Credit
assessments are conducted on all new customers and
counterparties, and deposits or collateral are
requested on any high-risk accounts.
The Company assesses the potential for credit losses
on a regular basis and, where appropriate,
maintains provisions. With respect to counterparties, the Company has implemented procedures to
monitor the creditworthiness and credit exposure of counterparties and to consider default probability in
valuing the counterparty positions. The Company monitors
counterparties’ credit standing, including those
that are experiencing financial problems, have significant swings in default probability rates, have credit
rating changes by external rating agencies, or have changes
in ownership. Net liability positions are
adjusted based on the Company’s current default probability.
Net asset positions are adjusted based on
the counterparty’s current default probability.
The Company assesses credit risk internally for
counterparties that are not rated.
As at December 31, 2025, the maximum exposure the
Company had to credit risk was $
2
billion (2024 –
$
1.3
billion), which included accounts receivable net of
collateral/deposits and assets related to
derivatives.

It is possible that volatility in commodity prices could cause the Company to have material credit risk
exposures with one or more counterparties. If such counterparties fail to perform their obligations under
one or more agreements, the Company could suffer
a material financial loss. The Company transacts with
counterparties as part of its risk management strategy for managing commodity price, FX and interest
rate risk. Counterparties that exceed established credit
limits can provide a cash deposit or letter of credit
to the Company for the value in excess of the credit limit where contractually required. The total cash
deposits/collateral on hand as at December 31, 2025 was
$
301
million (2024 – $
303
million), which
mitigated the Company’s maximum credit risk
exposure. The Company uses the cash as payment for the
amount receivable or returns the deposit/collateral to the
customer/counterparty where it is no longer
required by the Company.
The Company enters into commodity master arrangements
with its counterparties to manage certain
risks, including credit risk to these counterparties. The
Company generally enters into International Swaps
and Derivatives Association agreements, North American Energy
Standards Board agreements and, or
Edison Electric Institute agreements. The Company believes
entering into such agreements offers
protection by creating contractual rights relating to creditworthiness, collateral, non-performance and
default.
As at December 31, 2025, the Company had $
207
million (2024 – $
140
million) in financial assets,
considered to be past due, which have been outstanding for
an average 77 days. The FV of these
financial assets was $
192
million (2024 – $
128
million), the difference of which was included
in the
allowance for credit losses. These assets primarily relate
to accounts receivable from electric and gas
revenue.
Concentration Risk
The Company's concentrations of risk consisted of the
following:
As at December 31, 2025 December 31, 2024
millions of
dollars
% of total
exposure
millions of
dollars
% of total
exposure
Receivables, net
Regulated utilities:
Residential $
471
20%
$
376
22%
Commercial
211
9%
184
11%
Industrial
94
4%
73
4%
Other
177
8%
105
6%
Cash collateral
3
0%
46
3%
956
41%
784
46%
Trading group:
Credit rating of A- or above
146
6%
88
5%
Credit rating of BBB- to BBB+
78
3%
42
2%
Not rated
416
18%
165
10%
640
27%
295
17%
Other accounts receivable
408
17%
331
20%
Classification as assets held for sale
(1)
134
6%
118
7%
2,138
92%
1,528
90%
Derivative Instruments (current and long-term)
Credit rating of A- or above
96
4%
91
5%
Credit rating of BBB- to BBB+
3
0%
1
0%
Not rated
99
4%
74
5%
198
8%
166
10%
$
2,336
100%
$
1,694
100%
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024.
For further details on the pending transaction, refer
to note 4.

Cash Collateral
The Company’s cash collateral positions consisted
of the following:
As at December 31 December 31
millions of dollars 2025 2024
Cash collateral provided to others $
193
$
198
Cash collateral received from others $
5
$
5
Collateral is posted in the normal course of business based
on the Company’s creditworthiness, including
its senior unsecured credit rating as determined by certain
major credit rating agencies. Certain
derivatives contain financial assurance provisions that require collateral to be posted if a material adverse
credit-related event occurs. If a material adverse event resulted in the senior unsecured debt falling below
investment grade, the counterparties to such derivatives
could request ongoing full collateralization.
As at December 31, 2025, the total FV of derivatives
in a liability position was $
649
million (December 31,
2024
–
$
617
million). If the credit ratings of the Company
were reduced below investment grade, the full
value of the net liability position could be required to be
posted as collateral for these derivatives.
17. FV MEASUREMENTS
The Company is required to determine the FV of all derivatives except those which qualify for the NPNS
exemption (see note 1) and uses a market approach
to do so. The three levels of the FV hierarchy are
defined as follows:
Level 1 – Where possible, the Company bases the fair valuation of its financial assets and liabilities on
quoted prices in active markets (“quoted prices”) for identical assets and liabilities.
Level 2 – Where quoted prices for identical assets and
liabilities are not available, the valuation of certain
contracts must be based on quoted prices for similar assets
and liabilities with an adjustment related to
location differences. Also, certain derivatives are valued
using quotes from over-the-counter clearing
houses.
Level 3 – Where the information required for a Level 1
or Level 2 valuation is not available, derivatives
must be valued using unobservable or internally developed inputs.
The primary reasons for a Level 3
classification are as follows:
●
While valuations were based on quoted prices, significant assumptions were necessary to reflect
seasonal or monthly shaping and locational basis differentials.
●
The term of certain transactions extends beyond the period when quoted prices are available
and, accordingly,
assumptions were made to extrapolate prices from the
last quoted period
through the end of the transaction term.
●
The valuations of certain transactions were based on internal models, although quoted prices
were utilized in the valuations.
Derivative assets and liabilities are classified in their entirety, based on the lowest level of input that is
significant to the FV measurement.

The following tables set out the classification of the methodology used by the Company to FV its
derivatives:
As at December 31, 2025
millions of dollars Level 1 Level 2 Level 3 Total
Assets
Regulatory deferral:
Commodity swaps and forwards
$
21
$
-
$
-
$
21
FX forwards
-
3
-
3
21
3
-
24
HFT derivatives:
Power swaps and physical contracts
(1)
29
7
35
Natural gas swaps, futures, forwards, physical
contracts and related transportation
1
88
34
123
-
117
41
158
Other derivatives:
FX forwards
-
8
-
8
Equity derivatives
8
-
-
8
8
8
-
16
Total assets
29
128
41
198
Liabilities
Regulatory deferral:
Commodity swaps and forwards
$
11
$
21
$
-
$
32
FX forwards
-
2
-
2
11
23
-
34
HFT derivatives:
Power swaps and physical contracts
(4)
31
7
34
Natural gas swaps, futures, forwards and physical
contracts
1
115
464
580
(3)
146
471
614
Other derivatives:
FX forwards
-
1
-
1
-
1
-
1
Total liabilities
8
170
471
649
Net assets (liabilities)
$
21
$
(42)
$
(430)
$
(451)

As at December 31, 2024
millions of dollars Level 1 Level 2 Level 3 Total
Assets
Regulatory deferral:
Commodity swaps and forwards
$
15
$
3
$
-
$
18
FX forwards
-
27
-
27
15
30
-
45
HFT derivatives:
Power swaps and physical contracts
2
23
5
30
Natural gas swaps, futures, forwards, physical
contracts and related transportation
13
52
27
92
15
75
32
122
Less: Derivatives classified as held for sale
(1)
-
(1)
-
(1)
Total assets
30
104
32
166
Liabilities
Regulatory deferral:
Commodity swaps and forwards
18
19
-
37
FX forwards
-
3
-
3
18
22
-
40
HFT derivatives:
Power swaps and physical contracts
2
21
4
27
Natural gas swaps, futures, forwards and physical
contracts
(11)
89
437
515
(9)
110
441
542
Other derivatives:
FX forwards
-
34
-
34
Equity derivatives
2
-
-
2
2
34
-
36
Less: Derivatives classified as held for sale
(1)
-
(1)
-
(1)
Total liabilities
11
165
441
617
Net assets (liabilities) $
19
$
(61)
$
(409)
$
(451)
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024. For further details
on the pending transaction, refer to note 4.
The change in the FV of the Level 3 financial assets and liabilities for the year ended December 31, 2025
was as follows:
HFT Derivatives
millions of dollars Power
Natural gas
Total
Assets
Balance, beginning of period $
5
$
27
$
32
Total
realized and unrealized gains (losses) included in non-regulated operating revenues
2
7
9
Balance, December 31, 2025
$
7
$
34
$
41
Liabilities
Balance, beginning of period $
4
$
437
$
441
Total
realized and unrealized gains (losses) included in non-regulated operating revenues
3
27
30
Balance, December 31, 2025
$
7
$
464
$
471
Significant unobservable inputs used in the FV measurement
of Emera’s natural gas and power
derivatives include third-party sourced pricing for instruments based on illiquid markets. Significant
increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) FV
measurement. Other unobservable inputs used include internally developed correlation factors and basis
differentials; own credit risk; and discount rates.
Internally developed correlations and basis differentials
are reviewed on a quarterly basis based on statistical analysis of the spot markets in the various illiquid
term markets.
Discount rates may include a risk premium for those
long-term forward contracts with
illiquid future price points to incorporate the inherent uncertainty of these points. Any risk premiums for
long-term contracts are evaluated by observing similar
industry practices and in discussion with industry
peers.

The Company uses a modelled pricing valuation technique for
determining the FV of Level 3 derivative
instruments. The following table outlines quantitative information about the significant unobservable
inputs used in the FV measurements categorized within Level
3 of the FV hierarchy:
Significant
Weighted
millions of dollars FV Unobservable Input Low High average
(1)
Assets Liabilities
As at December 31, 2025
HFT derivatives – Power
$
7
$
7
Third-party pricing
$27.35
$150.55
$88.79
swaps and physical contracts
HFT derivatives – Natural
34
464
Third-party pricing
$0.51
$18.45
$11.85
gas swaps, futures, forwards
and physical contracts
Total $
41
$
471
Net liability $
430
As at December 31, 2024
HFT derivatives – Power
5
4
Third-party pricing
$25.60
$139.65
$82.63
swaps and physical contracts
HFT derivatives – Natural
27
437
Third-party pricing
$2.20
$17.54
$8.57
gas swaps, futures, forwards
and physical contracts
Total $
32
$
441
Net liability $
409
(1) Unobservable inputs were weighted by the
relative FV of the instruments.
Long-term debt is a financial liability not measured at
FV on the Consolidated Balance Sheets. The
balance consisted of the following:
As at Carrying
millions of dollars Amount FV Level 1 Level 2 Level 3 Total
December 31, 2025 $
19,654
$
18,956
$
-
$
18,535
$
421
$
18,956
December 31, 2024 $
18,407
$
17,941
$
-
$
17,688
$
253
$
17,941
The Company has designated $
1.2
billion USD denominated Hybrid Notes as a hedge of the
foreign
currency exposure of its net
investment in USD denominated operations. The Company’s
Hybrid Notes
are contingently convertible into preferred shares in the
event of bankruptcy or other related events. A
redemption option on or after June 15, 2026 is available
and at the control of the Company.
The Hybrid
Notes are classified as Level 2 financial assets. As at
December 31, 2025, the FV of the Hybrid Notes
was $
1.2
billion USD (2024 – $
1.2
billion USD). An after-tax foreign currency gain of $
82
million was
recorded in AOCI for the year ended December 31, 2025 (2024
– $
139
million after-tax loss).

18. RELATED PARTY
TRANSACTIONS
In the ordinary course of business, Emera provides energy
and other services and enters into
transactions with its subsidiaries, associates and other
related companies on terms similar to those
offered to non-related parties. Intercompany balances
and intercompany transactions have been
eliminated on consolidation, except for the net profit on
certain transactions between non-regulated and
regulated entities in accordance with accounting standards
for rate-regulated entities. All material
amounts are under normal interest and credit terms.
Significant transactions between Emera and its associated companies are as follows:
●
Transactions between NSPI and NSPML
related to the Maritime Link assessment are reported
in the
Consolidated Statements of Income. NSPI’s expense
is reported in Regulated fuel for generation and
purchased power, totalling
$
185
million for the year ended December 31, 2025 (2024
– $
324
million
recovery). NSPML is accounted for as an equity investment,
and therefore corresponding earnings
related to this revenue are reflected in Income from equity
investments.
●
Natural gas transportation capacity purchases from M&NP,
reported in “Operating revenue – non-
regulated” on the Consolidated Statements of Income,
totalled $
16
million for the year ended
December 31, 2025 (2024 – $
11
million).
●
On March 5, 2025, NSPI sold development assets associated
with the Wasoqonatl transmission
line
project to WTI for consideration of $
15
million. The development assets were sold at cost
with no gain
or loss recognized in the Consolidated Statements of Income.
As at December 31, 2025, Emera and its associated companies
had $
32
million due to related parties
(December 31, 2024 – $
24
million) recorded in “Other Current Liabilities” on the Consolidated
Balance
Sheets.
19. RECEIVABLES AND OTHER CURRENT ASSETS
As at December 31 December 31
millions of dollars
2025 2024
Customer accounts receivable – billed $
1,265
$
834
Customer accounts receivable – unbilled
400
342
Capitalized transportation capacity
(1)
238
216
Cash collateral provided to others
193
198
Prepaid expenses
105
105
Sales tax receivable
84
21
Income tax receivable
19
22
Allowance for credit losses
(15)
(12)
Other
150
85
Total
receivables and other current assets
$
2,439
$
1,811
(1) Capitalized transportation capacity represents the
value of transportation/storage received by EES
on asset management
agreements at the inception of the contracts. The
asset is amortized over the term of each
contract.

20. LEASES
Lessee
The Company has operating leases for buildings, land, telecommunication services, and rail cars and finance leases for land and buildings. Emera’s leases have remaining lease terms of 2 years to 61 years, some of which include options to extend the leases for up to 65 years. These options are included as part of the lease term when it is considered reasonably certain they will be exercised.
As at December 31 December 31
millions of dollars
Classification 2025 2024
Operating leases:
Right-of-use asset
Other long-term assets
$
48
$
52
Operating lease liabilities
Current
Other current liabilities
1
3
Long-term
Other long-term liabilities
53
54
Total
operating lease liabilities
$
54
$
57
Finance leases:
Right-of-use asset PP&E $
66
$
21
Finance lease liabilities
Current
Other current liabilities
3
-
Long-term
Other long-term liabilities
66
21
Total
finance lease liabilities
$
69
$
21
The amounts recognized in the Consolidated Statements of Income consisted of the following:
For the
Year ended December
millions of dollars
Classification 2025 2024
Operating leases:
Operating Lease expense
OM&G $
15
$
11
Finance leases:
Variable costs for power generation finance
leases
Regulated fuel for generation
and purchased power
$
115
$
112
Amortization of right-of-use asset
Depreciation and
amortization
4
-
Interest on finance lease liability
Interest expense, net
3
-
Total
finance lease liabilities
$
122
$
112
Future minimum lease payments under non-cancellable
leases for each of the next five years and in
aggregate thereafter are as follows:
millions of dollars 2026 2027 2028 2029 2030 Thereafter Total
Operating leases:
Minimum lease payments $
3
$
3
$
3
$
3
$
3
$
109
$
124
Less imputed interest
(70)
Total
future minimum lease payments for operating leases
$
54
Finance Leases:
Minimum lease payments $
4
$
4
$
4
$
4
$
4
$
161
$
181
Less imputed interest
(112)
Total
future minimum payments for finance leases
$
69

Additional information related to Emera's leases is as follows:
For the Year ended December 31 Year ended December 31
millions of dollars (except as indicated) 2025 2024
Operating
Leases
Finance
Leases
Operating
Leases
Finance
Leases
Cash paid for amounts included in the
measurement of lease liabilities:
Operating cash flows for leases
$
10
$
3
$
10
$
1
Right-of-use assets obtained in exchange for
lease obligations
$
-
$
-
$
-
$
-
Operating leases
$
22
$
-
$ $
Finance leases
$
-
$
49
$
-
$
16
Weighted average remaining lease term (years)
44
33
44
31
Weighted average discount rate
3.98%
5.54%
3.96%
5.20%
Lessor
The Company’s net investment in direct finance
and sales-type leases primarily relates to Brunswick
Pipeline, Seacoast, compressed natural gas (“CNG”)
stations, a renewable natural gas (“RNG”) facility
and heat pumps.
The Company manages its risk associated with the residual
value of the Brunswick Pipeline lease
through proper routine maintenance of the asset.
Customers have the option to purchase CNG station assets
by paying a make-whole payment at the date
of the purchase based on a targeted internal rate of return
or may take possession of the CNG station
asset at the end of the lease term for no cost. Customers
have the option to purchase heat pumps at the
end of the lease term for a nominal fee.
Direct finance and sales-type lease unearned income is recognized in income over the life of the lease
using a constant rate of interest equal to the internal
rate of return on the lease and is recorded as
“Operating revenues – regulated gas” and “Other income,
net” on the Consolidated Statements of
Income.
The total net investment in direct finance and sales-type
leases consist of the following:
As at December 31 December 31
millions of dollars
2025 2024
Total
minimum lease payment to be received
$
1,180
$
1,310
Less: amounts representing estimated executory costs
(166)
(182)
Minimum lease payments receivable $
1,014
$
1,128
Estimated residual value of leased property (unguaranteed)
183
183
Less: Credit loss reserve
(1)
(2)
Less: unearned finance lease income
(580)
(655)
Net investment in direct finance and sales-type leases $
616
$
654
Principal due within one year (included in "Receivables and other current assets")
44
44
Net Investment in direct finance and sales type leases – long-term $
572
$
610

As at December 31, 2025, future minimum lease payments
to be received for each of the next five years
and in aggregate thereafter were as follows:
millions of dollars 2026 2027 2028 2029 2030 Thereafter Total
Minimum lease payments to be
received
$
97
$
96
$
96
$
95
$
94
$
702
$
1,180
Less: executory costs
(166)
Total $
1,014
21. PROPERTY,
PLANT AND EQUIPMENT
PP&E consisted of the following regulated and non-regulated
assets:
As at December 31 December 31
millions of dollars
Estimated useful life 2025 (1) 2024(1)
Generation
10
to
131
$
14,673
$
14,297
Transmission
5
to
80
3,379
3,106
Distribution
5
to
65
9,359
8,512
Gas transmission and distribution
20
to
75
4,815
4,658
General plant and other
(2)
2
to
60
3,643
3,078
Total
cost
35,869
33,651
Less: Accumulated depreciation
(2)
(10,845)
(10,442)
25,024
23,209
Construction work in progress
(2)
2,384
2,959
Net book value $
27,408
$
26,168
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024 and excluded
from the table above.
For further details on the pending transaction, refer
to note
4.
(2) SeaCoast owns a
50
% undivided ownership interest in a jointly
owned
26
-mile pipeline lateral located in Florida, which went
into
service in 2020. At December 31, 2025, SeaCoast’s
share of plant in service was $
27
million USD (2024 – $
27
million USD), and
accumulated depreciation of $
3
million USD (2024 – $
3
million USD). SeaCoast’s undivided ownership interest
is financed with its
funds and all operations are accounted for as
if such participating interest were a wholly
owned facility. SeaCoast’s share of direct
expenses of the jointly owned pipeline is included
in "OM&G" in the Consolidated Statements
of Income.

22. EMPLOYEE BENEFIT PLANS
Emera maintains a number of contributory defined-benefit
(“DB”) and defined-contribution (“DC”) pension
plans, which cover substantially all of its employees. The
Company also provides non-pension benefits
for its retirees.
Emera’s net periodic benefit cost included the following:
Benefit Obligation and Plan Assets
Changes in the benefit obligation and plan assets, and
the funded status for plans were as follows:
For the
Year ended December 31
millions of dollars 2025 2024
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
Change in Projected Benefit Obligation ("PBO") and Accumulated Post-retirement Benefit Obligation
("APBO"):
Balance, January 1 $
2,367
$
241
$
2,273
$
227
Service cost
35
3
35
3
Plan participant contributions
5
5
6
5
Interest cost
114
12
110
12
Plan amendments
-
5
-
-
Benefits paid
(160)
(22)
(153)
(21)
Actuarial losses (gains)
(1)
(18)
(2)
13
(3)
FX translation adjustment
(49)
(10)
83
18
Balance, December 31 $
2,294
$
232
$
2,367
$
241
Change in plan assets:
Balance, January 1 $
2,493
$
54
$
2,298
$
48
Employer contributions
38
15
36
13
Plan participant contributions
5
5
6
5
Benefits paid
(160)
(22)
(153)
(21)
Actual return on assets, net of expenses
345
5
226
4
FX translation adjustment
(46)
(2)
80
5
Balance, December 31 $
2,675
$
55
$
2,493
$
54
Funded status, end of year
$
381
$
(177)
$
126
$
(187)
(1) The actuarial gains recognized in the period
are primarily due to higher than expected
investment returns and changes in
actuarial assumptions.
Plans with PBO/APBO in Excess of Plan Assets
The aggregate financial position for pension plans where
the PBO or APBO (for post-retirement benefit
plans) exceeded the plan assets for the years ended December
31 were as follows:
millions of dollars 2025 2024
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
PBO/APBO $
96
$
212
$
95
$
219
FV of plan assets
13
-
11
-
Funded status
$
(83)
$
(212)
$
(84)
$
(219)

Plans with Accumulated Benefit Obligation (“ABO”) in Excess of Plan Assets
The ABO for the DB pension plans was $
2,114
million as at December 31, 2025 (2024 – $
2,255
million).
The aggregate financial position for those plans with an ABO in excess of the plan assets for the years
ended December 31 were as follows:
millions of dollars 2025 2024
DB pension
plans
DB pension
plans
ABO $
92
$
90
FV of plan assets
13
11
Funded status $
(79)
$
(79)
Balance Sheet
The amounts recognized in the Consolidated Balance Sheets
consisted of the following:
As at December 31 December 31
millions of dollars 2025 2024
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
Other current liabilities $
(5)
$
(17)
$
(5)
$
(21)
Liabilities associated with assets held for
sale
(1)
(1)
(4)
-
(1)
Long-term liabilities
(77)
(191)
(78)
(196)
Other long-term assets
473
-
208
-
Assets held for sale
(1)
(9)
46
1
31
AOCI, net of tax and regulatory assets
125
7
354
22
Deferred income tax expense in AOCI
(12)
-
(8)
(1)
Net amount recognized $
494
$
(159)
$
472
$
(166)
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024. For further details
on the pending transaction, refer to note 4.
Amounts Recognized in AOCI and Regulatory Assets
Unamortized gains and losses and past service costs
arising on post-retirement benefits are recorded in
AOCI or regulatory assets. The following table summarizes
the change in AOCI and regulatory assets:
Regulatory assets
Actuarial
(gains) losses
Past service
gains millions of dollars
DB Pension Plans:
Balance, January 1, 2025 $
363
$
(17)
$
-
Amortized in current period
(9)
1
-
Current year changes
(51)
(158)
-
Change in FX rate
(16)
-
-
Balance, December 31, 2025 $
287
$
(174)
$
-
Non-pension benefits plans:
Balance, January 1, 2025 $
29
$
(8)
$
-
Amortized in current period
-
1
(3)
Current year changes
(3)
2
1
Change in FX rate
(1)
-
-
Balance, December 31, 2025 $
25
$
(5)
$
(2)

As at December 31 December 31
millions of dollars 2025 2024
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
Actuarial (gains) losses $
(174)
(5)
$
(17)
(8)
Past service gains
-
(2)
-
-
Deferred income tax expense
12
-
8
1
AOCI, net of tax
(162)
(7)
(9)
(7)
Regulatory assets
287
14
363
29
Assets held for sale
(1)
-
11
-
-
AOCI, net of tax and regulatory assets $
125
$
18
$
354
$
22
(1) On August 5, 2024, Emera announced
an agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified
as held for
sale beginning in Q3 2024. For further details
on the pending transaction, refer to note
4.
Benefit Cost Components
Emera's net periodic benefit cost included the following:
As at Year ended December 31
millions of dollars 2025 2024
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
Service cost $
35
$
3
$
35
$
3
Interest cost
114
12
110
12
Expected return on plan assets
(164)
(2)
(160)
(2)
Current year amortization of:
Actuarial losses (gains)
(1)
(1)
3
(2)
Past service gains
-
3
-
(2)
Regulatory assets
9
-
9
(2)
Settlement, curtailments
-
-
-
1
Total $
(7)
$
15
$
(3)
$
8
The expected return on plan assets is determined based on
the market-related value of plan assets of
$
2,686
million as at January 1, 2025 (2024 – $
2,571
million), adjusted for interest on certain cash flows
during the year.
The market-related value of assets is based on a smoothed asset value. Any investment gains (or losses) in excess of (or less than) the expected return on plan assets are recognized on a straight-line basis into the market-related value of assets over a multi-year period.
Pension Plan Asset Allocations
Emera’s investment policy includes discussion
regarding the investment philosophy,
the level of risk
which the Company is prepared to accept with respect
to the investment of the Pension Funds, and the
basis for measuring the performance of the assets. Central to the policy is the target asset allocation by
major asset categories. The objective of the target asset allocation is to diversify risk and to achieve asset
returns that meet or exceed the plan’s actuarial
assumptions. The diversification of assets reduces the
inherent risk in financial markets by requiring that assets
be spread out amongst various asset classes.
Further, within each asset class,
a diversification is undertaken through the investment
in a broad range
of investment and non-investment grade securities. Emera’s
target asset allocation is as follows:
Asset Class
Target
Range at Market
Canadian Pension Plans:
Short-term securities
0%
to
10%
Fixed income
34%
to
49%
Equities:
Canadian
5%
to
15%
Non-Canadian
37%
to
61%
Non-Canadian Pension Plans:
Cash and cash equivalents
0%
to
10%
Fixed income
29%
to
49%
Equities
48%
to
68%

Pension plan assets are overseen by the respective
management pension committees in the sponsoring
companies. All pension investments are in accordance with policies approved by the respective Board of
Directors of each sponsoring company.
The following tables set out the classification of the methodology used by the Company to FV its
investments (for more information on the FV hierarchy
and measurement, refer to note 17):
millions of dollars NAV Level 1 Level 2 Total Percentage
As at December 31, 2025
Cash and cash equivalents $
-
$
76
$
-
$
76
3
%
Net in-transits
-
(27)
-
(27)
(1)
%
Equity securities:
Canadian
-
117
-
117
4
%
United States
-
262
-
262
10
%
Other
-
146
-
146
5
%
Fixed income securities:
Government
-
-
110
110
4
%
Corporate
-
-
68
68
3
%
Other
-
-
13
13
-
%
Mutual funds
-
5
-
5
-
%
Open-ended investments
measured at NAV
(1)
1,335
-
-
1,335
50
%
Common collective trusts
measured at NAV
(2)
570
-
-
570
22
%
Total
$
1,905
$
579
$
191
$
2,675
100
%
As at December 31, 2024
Cash and cash equivalents $
-
$
39
$
-
$
39
2
%
Net in-transits
-
(27)
-
(27)
(1)
%
Equity securities:
Canadian
-
109
-
109
4
%
United States
-
312
-
312
12
%
Other
-
140
-
140
5
%
Fixed income securities:
Government
-
-
132
132
5
%
Corporate
-
-
92
92
4
%
Other
-
-
22
22
1
%
Mutual funds
-
13
-
13
1
%
Open-ended investments
measured at NAV
(1)
1,142
-
-
1,142
46
%
Common collective trusts
measured at NAV
(2)
519
-
-
519
21
%
Total
$
1,661
$
586
$
246
$
2,493
100
%
(1) Net asset value ("NAV") investments are open-ended registered and non-registered mutual funds, collective investment trusts, or
pooled funds. NAV’s are calculated at least monthly and the funds honour subscription and redemption activity regularly.
(2) The common collective trusts are private funds
valued at NAV.
The NAVs are calculated based on bid prices of the underlying securities. Since the prices are not published to external
sources, NAV is used as a practical expedient. Certain funds invest primarily in equity securities of domestic and
foreign issuers while others invest in long duration
U.S. investment grade fixed income
assets and seeks to increase return through active
management of interest rate and credit risks. The
funds honour subscription and
redemption activity regularly.
Non-Pension Benefit Plans
There are no assets set aside to pay for most of the Company’s non-pension benefit plans. As is common
practice, post-retirement health benefits are paid from
general accounts as required. The exception to this
is the NMGC Retiree Medical Plan, which is fully funded.

Investments in Emera
As at December 31, 2025 and 2024, assets related to the
pension funds and post-retirement benefit plans
did not hold any material investments in Emera or its subsidiaries securities. However,
as a significant
portion of assets for the benefit plan are held in pooled
assets, there may be indirect investments in these
securities.
Cash Flows
The following table shows expected cash flows for DB pension and other post-retirement benefit plans:
millions of dollars
DB pension
plans
Non-pension
benefit plans
Expected employer contributions
2026 $
34
$
17
Expected benefit payments
2026
170
19
2027
174
19
2028
174
20
2029
176
20
2030
173
20
2031 – 2035
899
109
Assumptions
The following table shows the assumptions that have been
used in accounting for DB pension and other
post-retirement benefit plans:
2025 2024
(weighted average assumptions)
DB pension
plans
Non-pension
benefit plans
DB pension
plans
Non-pension
benefit plans
Benefit obligation – December 31
Discount rate - past service
5.11
%
4.87
%
5.07
%
4.91
%
Discount rate - future service
5.21
%
5.08
%
5.12
%
5.00
%
Rate of compensation increase
3.73
%
3.82
%
3.73
%
3.72
%
Health care trend
- initial (next year)
-
6.73
%
-
6.53
%
- ultimate
-
3.77
%
-
3.77
%
- year ultimate reached
2045
2044
Benefit cost for year ended December 31
Discount rate - past service
5.07
%
4.91
%
4.89
%
4.89
%
Discount rate - future service
5.12
%
5.00
%
4.88
%
4.89
%
Expected long-term return on plan assets
6.42
%
3.65
%
6.43
%
3.69
%
Rate of compensation increase
3.73
%
3.72
%
3.87
%
3.85
%
Health care trend
- initial (current year)
-
6.53
%
-
6.04
%
- ultimate
-
3.77
%
-
3.76
%
- year ultimate reached
2044
2043
Actual assumptions used differ by plan.
The expected long-term rate of return on plan assets is based on historical and projected real rates of return for the plan’s current asset allocation, and assumed inflation. A real rate of return is determined for each asset class. Based on the asset allocation, an overall expected real rate of return for all assets is determined. The asset return assumption is equal to the overall real rate of return assumption added to the inflation assumption, adjusted for assumed expenses to be paid from the plan.
The discount rate is based on high-quality long-term corporate bonds, with maturities matching the
estimated cash flows from the pension plan.
DC Pension Plan
Emera also provides a DC pension plan for certain employees.
The Company’s contribution for the year
ended December 31, 2025 was $
53
million (2024 – $
51
million).

23. GOODWILL
The change in goodwill for the year ended December 31
was due to the following:
millions of dollars
2025 2024
Balance, January 1 $
5,858
$
5,871
Change in FX rate
(278)
504
Impairment charges
-
(214)
Classified as assets held for sale
(1)
-
(303)
Balance, December 31 $
5,580
$
5,858
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were
classified as held for sale beginning in Q3 2024.
For further details on the pending transaction,
refer to note 4.
Goodwill is subject to an annual assessment for impairment
at the reporting unit level. The goodwill on
Emera’s Consolidated Balance Sheets at December
31, 2025, related to the TEC and PGS reporting
units.
In Q4 2025, qualitative assessments were performed for
PGS and TEC given the significant excess of FV
over carrying amounts calculated during the last quantitative tests in Q4 2024 and Q4 2023, respectively.
Management concluded it was more likely than not that
the FV of these reporting units exceeded their
carrying amounts, including goodwill. As such, no quantitative testing was required.
In Q3 2024, Emera announced an agreement to sell NMGC.
As a result, a quantitative goodwill
impairment assessment was performed on the NMGC
reporting unit at that time and the Company
recorded a goodwill impairment charge of $
210
million, pre-tax, in Q3 2024. The reduced NMGC goodwill
balance is included in the NMGC disposal unit classified as held for sale. For further details, refer to note
4.
24. SHORT-TERM DEBT
Emera’s short-term borrowings consist of commercial
paper issuances, advances on revolving and non-
revolving credit facilities and short-term notes. Short-term debt and the related weighted-average interest
rates as at December 31 consisted of the following:
millions of dollars
2025
Weighted
average
interest rate 2024
Weighted
average
interest rate
Florida Electric Utility
Advances on revolving credit facilities $
1,059
4.01
% $
915
4.77
%
Canadian Electric Utilities
Advances on non-revolving credit facilities
500
3.35
%
-
-
%
Bank indebtedness
42
-
%
-
-
%
Gas Utilities and Infrastructure
PGS – Advances on revolving credit facilities
199
4.63
%
199
5.36
%
NMGC – Advances on revolving credit facilities
20
4.77
%
46
5.52
%
NMGC – Advances on non-revolving term facilities
96
4.63
%
-
-
%
Other Electric Utilities
GBPC – Advances on revolving credit facilities
-
-
%
19
7.20
%
Other
TECO Finance – Advances on revolving credit and term facilities
7
5.21
%
265
5.53
%
Emera – Bank indebtedness
-
-
%
2
-
%
$
1,923
$
1,446
Adjustment
Classification as liabilities held for sale
(1)
(116)
(46)
Short-term debt $
1,807
$
1,400
(1) On August 5, 2024, Emera announced
an agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified
as held for
sale beginning in Q3 2024. For further details
on the pending transaction, refer to note
4.

The Company’s total short-term unsecured revolving
and non-revolving credit facilities, outstanding
borrowings and available capacity as at December 31 were
as follows:
millions of dollars Maturity 2025 2024
TEC – committed revolving credit facility
2030
$
1,645
$
1,151
TECO Finance – committed revolving credit facility
2030
548
576
NSPI – non-revolving credit facility
2026
500
-
PGS – revolving credit facility
2030
343
360
NMGC – revolving credit facility
(1)
2027
171
180
NMGC – non-revolving term facility
(1)
2026
96
-
Other – committed revolving credit facilities Various
29
35
Total $
3,332
$
2,302
Less:
Advances under revolving credit and term facilities
1,881
1,400
Letters of credit issued within the credit facilities
3
4
Total
advances under available facilities
1,884
1,404
Available capacity under existing agreements $
1,448
$
898
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024. For further details
on the pending transaction, refer to note 4.
The weighted average interest rate on outstanding short-term debt at December 31, 2025 was
4.24
per
cent (2024 –
5.05
per cent).
Recent Significant Financing Activity by Segment
Florida Electric Utilities
On November 20, 2025, TEC amended and restated its
$
800
million USD committed revolving credit
facility to extend the maturity date from
December 1, 2028
, to
November 20, 2030
and increased the
amount to $
1.2
billion USD. There were no other material
changes in commercial terms from the prior
agreement.
Canadian Electric Utilities
On May 21, 2025, NSPI entered into a $
500
million non-revolving facility which matures on
May 21, 2026
.
The credit agreement contains customary representations
and warranties, events of default and financial
and other covenants. The non-revolving facility’s
interest rates are referenced to the Term
CORRA or
prime rate, plus a margin.
Gas Utilities and Infrastructure
On November 20, 2025, PGS amended and restated its
$
250
million USD unsecured committed revolving
credit facility to extend the maturity date from
December 1, 2028
, to
November 20, 2030
. There were no
other changes in commercial terms from the prior agreement.
On October 23, 2025, NMGC entered into a $
70
million USD,
364
-day term loan agreement which
matures on
October 22, 2026
. The credit agreement contains customary representations
and warranties,
events of default and financial and other covenants. The non-revolving facility’s interest rates are
referenced to the Term
SOFR plus a margin.
On September 19, 2025, NMGC amended its $
125
million USD unsecured committed revolving credit
facility to extend the maturity date from
December 17, 2026
, to
December 17, 2027
. There were no other
changes in commercial terms from the prior agreement.
Other
On November 20, 2025, TECO Finance amended and
restated its $
400
million USD unsecured
committed revolving credit facility to extend the maturity
date from
December 1, 2028
, to
November 20,
2030
. There were no other changes in commercial terms
from the prior agreement.

25. OTHER CURRENT LIABILITIES
As at December 31 December 31
millions of dollars
2025 2024
Accrued charges $
229
$
189
Accrued interest on long-term debt
137
106
Pension and post-retirement liabilities (note 22)
22
26
Sales and other taxes payable
16
11
Income tax payable
3
4
Other
128
153
$
535
$
489
26. LONG-TERM DEBT
Bonds, notes and debentures are at fixed interest rates
and are unsecured unless noted below.
Included
are certain bankers’ acceptances and commercial paper
where the Company has the intention and the
unencumbered ability to refinance the obligations for a period greater than one year.
Long-term debt as at December 31 consisted of the following:
Weighted average interest
rate
(1)
millions of dollars 2025 2024 Maturity 2025 2024
Florida Electric Utility
Senior unsecured notes
4.46%
4.36%
2029 - 2051
$
6,271
$
5,720
Canadian Electric Utilities
NSPI – Commercial paper
(2)
Variable
Variable
2029
$
559
$
177
NSPI – Senior unsecured notes
4.98%
5.12%
2026 - 2097
3,114
3,184
$
3,673
$
3,361
Gas Utilities and Infrastructure
PGS – Senior unsecured notes
5.63%
5.63%
2028 - 2053
$
1,268
$
1,331
NMGC – Senior unsecured notes
3.78%
3.78%
2026 - 2051
665
698
EBP – Secured loan notes
Variable
Variable
2028
219
250
$
2,152
$
2,279
Other Electric Utilities
Unsecured loan notes
4.08%
4.06%
2026 - 2032
$
142
$
143
Unsecured loan notes
Variable
Variable
2027 - 2028
113
104
Secured senior notes and debentures
(3)
2.19%
2.38%
2026 - 2040
171
169
$
426
$
416
Other
Unsecured loan notes
Variable
Variable
2026 - 2029
$
723
$
992
Senior unsecured notes
3.99%
3.99%
2026 - 2046
3,358
3,525
Senior unsecured notes
4.84%
4.84%
2030
500
500
Fixed to floating subordinated notes
(4)
6.75%
6.75%
2076
1,645
1,727
Junior subordinated notes
6.80%
7.63%
2054 - 2056
1,713
720
$
7,939
$
7,464
Adjustments
Debt issuance costs $
(144)
$
(137)
Classification as liabilities held for sale
(5)
(663)
(696)
Amount due within one year
(6)
(1,201)
(234)
$
(2,008)
$
(1,067)
Long-Term Debt $
18,453
$
18,173
(1) Weighted average interest rate of fixed rate long-term
debt.
(2) Discount notes are backed by a revolving
credit facility which matures in 2029.
(3) Notes are issued and payable in either
USD or BBD.
(4) In 2025, the Company recognized $
113
million in interest expense (2024 – $
110
million) related to its fixed to floating subordinated
notes.
(5) On August 5, 2024, Emera announced
an agreement to sell NMGC. Since Q3
2024, NMGC's liabilities were classified
as held for sale.
For further details on the pending transaction,
refer to note 4.
(6) Excludes NMGC amounts which are
classified as current liabilities associated
with assets held for sale.

The Company’s total long-term revolving and non-revolving
credit facilities, outstanding borrowings and
available capacity as at December 31 were as follows:
millions of dollars Maturity 2025 2024
Emera – committed revolving credit facility
(1)
June 2029
$
1,300
$
1,300
NSPI – revolving credit facility
(1)
June 2029
800
800
Emera – Unsecured non-revolving credit facility
February 2027
200
200
Total $
2,300
$
2,300
Less:
Borrowings under credit facilities
1,284
1,169
Letters of credit issued inside credit facilities
17
12
Use of available facilities $
1,301
$
1,181
Available capacity under existing agreements $
999
$
1,119
(1) Advances on the revolving credit facility can be
made by way of overdraft on accounts up
to $
50
million.
Debt Covenants
Emera and its subsidiaries have debt covenants associated
with their credit facilities. Covenants are
tested regularly and the Company is in compliance with
covenant requirements. Emera’s significant
covenants are listed below:
As at
Financial Covenant Requirement December 31, 2025
Emera
Syndicated credit facilities Debt to capital ratio Less than or equal to
0.70
to 1
0.53
: 1
Recent Significant Financing Activity by Segment
Florida Electric Utility
On March 6, 2025, TEC issued $
600
million USD of senior unsecured notes that bear
interest at
5.15
per
cent with a maturity date of
March 1, 2035
.
Other
On February 20, 2026, Emera amended its $
200
million unsecured non-revolving facility to extend the
maturity date from
February 20, 2026
to
February 19, 2027
. There were no other material changes to the
terms from the prior agreement.
On September 25, 2025, EUSHI Finance, EUSHI, and Emera
filed a shelf registration statement on Form
F-10 and Form F-3 (“Registration Statement”), with the
Nova Scotia Securities Commission (“NSSC”) and
the US Securities and Exchange Commission (“SEC”)
under the US/Canada Multijurisdictional Disclosure
System. The Registration Statement was filed in connection
with the prospective offer and issue by
EUSHI Finance of one or more series of senior and/or
subordinated unsecured debt securities (“Debt
Securities”), in an aggregate principal amount of up to
$
3
billion USD, during the
25
-month period that the
short form base shelf prospectus contained in the Registration
Statement (“Base Shelf Prospectus”),
including any further amendments thereto, remains valid.
The Debt Securities may be offered in one or
more transactions, at prices, with maturities and on terms
to be set forth in one or more prospectus
supplements to be filed with the NSSC and the SEC at the time of any such offering.

On October 3, 2025, EUSHI Finance completed an issuance
of $
750
million USD fixed-to-fixed reset rate
junior subordinated notes, pursuant to the prospectus
supplement dated September 29, 2025, to the
Base Shelf Prospectus. The notes initially bear interest
at a rate of
6.25
per cent, and will reset on
April 1,
2031
, and every
five years
thereafter, to a rate per annum
equal to the five-year US treasury rate plus
2.509
per cent, subject to an interest rate floor of
6.25
per cent. The notes mature on April 1, 2056.
EUSHI Finance, at its option, may redeem the notes,
in whole or in part,
90 days
prior to the first interest
reset date, and any semi-annual interest payment
date thereafter, at a redemption
price equal to the
principal amount, plus accrued and unpaid interest on the notes to be redeemed, in accordance with the
terms of the prospectus supplement; and otherwise, at
the times and the redemption prices described in
the prospectus supplement. The notes are fully and
unconditionally guaranteed, on a joint, several and
subordinated basis, by Emera, and EUSHI.
On February 20, 2025, Emera amended its $
200
million unsecured non-revolving facility to extend the
maturity date from
February 20, 2025
to
February 20, 2026
. There were no other material changes to the
terms from the prior agreement.
Long-Term Debt Maturities
As at December 31, 2025, long-term debt maturities, including capital lease obligations, for each of the
next five years and in aggregate thereafter are as follows:
millions of dollars 2026 2027 2028 2029 2030 Thereafter Total
Florida Electric Utility $
-
$
-
$
-
$
685
$
-
$
5,586
$
6,271
Canadian Electric Utilities
40
-
-
599
-
3,034
3,673
Gas Utilities and
Infrastructure
(1)
127
31
637
-
-
1,357
2,152
Other Electric Utilities
102
90
126
18
54
36
426
Other
1,028
200
-
522
500
5,689
7,939
Total $
1,297
$
321
$
763
$
1,824
$
554
$
15,702
$
20,461
(1) Includes NMGC maturities classified as held
for sale.
27. ASSET RETIREMENT OBLIGATIONS
AROs mostly relate to reclamation of land at the thermal, hydro and combustion turbine sites; and the
disposal of polychlorinated biphenyls in transmission and distribution equipment and a pipeline site.
Certain hydro, transmission and distribution assets may have additional
AROs that cannot be measured
as these assets are expected to be used for an indefinite
period and, as a result, a reasonable estimate of
the FV of any related ARO cannot be made.
The change in ARO for the years ended December 31
is as follows:
millions of dollars 2025 2024
Balance, January 1 $
217
$
192
Accretion included in depreciation expense
11
10
Additions
5
11
Revisions in estimated cash flows
-
2
Classified as assets held for sale
(1)
(1)
(1)
Liabilities settled
(2)
(2)
Change in FX rate
(2)
5
Balance, December 31 $
228
$
217
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024. For further details
on the pending transaction, refer to note 4.

28. COMMITMENTS AND CONTINGENCIES
A.
Commitments
As at December 31, 2025, contractual commitments (excluding
pensions and other post-retirement
obligations, long-term debt and asset retirement obligations) for each of the next five years and in
aggregate thereafter consisted of the following:
millions of dollars 2026 2027 2028 2029 2030 Thereafter Total
Purchased power
(1)
$
413
$
422
$
411
$
459
$
451
$
5,941
$
8,097
Transportation
(2) (3)
780
588
478
413
370
2,954
5,583
Fuel, gas supply and storage
(4)
674
239
159
156
38
59
1,325
Capital projects
288
68
32
6
1
-
395
Other
144
69
53
49
42
294
651
$
2,299
$
1,386
$
1,133
$
1,083
$
902
$
9,248
$
16,051
As detailed below, contractual obligations at December 31, 2025 includes those related to NMGC. On completion of
the sale of
NMGC, all remaining future contractual obligations will
be transferred to the buyer. For further details on the pending transaction, refer
to note 4.
(1) Annual requirement to purchase electricity production
from IPPs or other utilities over varying contract lengths.
(2) Includes $
61
million related to NMGC (2026: $
23
million, 2027: $
15
million, 2028: $
12
million, 2029: $
3
million, 2030: $
3
million,
thereafter: $
5
million).
(3) Purchasing commitments for transportation of
fuel and transportation capacity on various pipelines.
Includes a commitment of
$
121
million related to a gas transportation contract between
PGS and SeaCoast through 2040.
(4) Includes $
101
million related to NMGC (2026: $
86
million, 2027: $
12
million, 2028: $
3
million).
NSPI has a contractual obligation to pay NSPML for use of the
Maritime Link over approximately
38 years
from its January 15, 2018 in-service date. On December
23, 2025, NSPML received an interim order from
the NSEB to collect up to $
199
million from NSPI for the recovery of costs associated with
the Maritime
Link in 2026, subject to a monthly holdback of up to $
4
million. The timing and amounts payable to
NSPML for the remainder of the
38
-year commitment period are subject to NSEB approval.
Emera has committed to obtain certain transmission rights
in New Brunswick during summer periods
(April through October, inclusive)
for NLH’s use, if requested, effective
August 15, 2021 and continuing for
50
years. As transmission rights are contracted, the obligations are included within “Other” in the above
table.
B.
Legal Proceedings
Superfund and Former Manufactured Gas Plant Sites
Previously, TEC had
been a potentially responsible party (“PRP”) for certain superfund sites through its
Tampa
Electric and former PGS divisions, as well as for certain
former manufactured gas plant sites
through its PGS division. As a result of the separation of the PGS division into a separate legal entity,
Peoples Gas System, Inc. is also now a PRP for those sites (in addition to third party PRPs for certain
sites).
While the aggregate joint and several liability associated with these sites has not changed as a
result of the PGS legal separation, the sites continue to present the potential for significant response
costs. As at December 31, 2025, the aggregate financial
liability of the Florida utilities is estimated to be
$
15
million ($
11
million USD), primarily at PGS. This estimate assumes
that other involved PRPs are
credit-worthy entities. This amount has been accrued and
is primarily reflected in the long-term liability
section under “Other long-term liabilities” on the Consolidated
Balance Sheets. The environmental
remediation costs associated with these sites are expected
to be paid over many years.
The estimated amounts represent only the portion of the cleanup costs attributable to the Florida utilities.
The estimates to perform the work are based on the Florida
utilities’ experience with similar work,
adjusted for site-specific conditions and agreements with
the respective governmental agencies. The
estimates are made in current dollars, are not discounted
and do not assume any insurance recoveries.

In instances where other PRPs are involved, most of those
PRPs are believed to be currently credit-
worthy and are likely to continue to be credit-worthy for
the duration of the remediation work. However,
in
those instances that they are not, the Florida utilities could be liable for more than their actual percentage
of the remediation costs. Other factors that could impact
these estimates include additional testing and
investigation which could expand the scope of the cleanup activities, additional liability that might arise
from the cleanup activities themselves or changes in
laws or regulations that could require additional
remediation. Under current regulations, these costs are recoverable through customer rates established
in base rate proceedings.
Other Legal Proceedings
Emera and its subsidiaries may,
from time to time, be involved in other legal proceedings,
claims and
litigation that arise in the ordinary course of business
which the Company believes would not reasonably
be expected to have a material adverse effect on the
financial condition of the Company.
C.
Principal Financial Risks and Uncertainties
Emera believes the following principal financial risks could have a material adverse effect on Emera or its
subsidiaries, or their business operations, liquidity or access to or cost of capital, financial position,
prospects, reputation, and/or results of operations (herein considered a “Material Adverse Effect”). Risks
associated with derivative instruments and FV measurements
are discussed in note 16 and note 17.
Sound risk management is an essential discipline for running the business efficiently and pursuing the
Company’s strategy successfully.
Emera has an enterprise-wide risk management process,
overseen by
its Enterprise Risk Management Committee (“ERMC”)
and monitored by the Board of Directors, to ensure
risks are appropriately identified, assessed, monitored
and subject to appropriate controls. The Board of
Directors has a Safety and Risk Committee (“SRC”) to
assist in carrying out its risk and sustainability
oversight responsibilities. The SRC’s mandate includes
oversight of the Company’s Enterprise Risk
Management framework, including the identification, assessment, monitoring and management of
enterprise risks.
Regulatory and Political Risk
The Company’s rate-regulated utilities and certain
investments are subject to complex legislative and
regulatory frameworks that cover material aspects of their
businesses. These frameworks influence key
factors such as rates and cost structures, revenue requirements, allowed ROEs, capital structures, rate
base and capital investments, and the recovery of purchased
electricity and fuel costs and other costs.
Regulators also review the prudency of costs and make other
decisions that can impact customer rates
and the reliability of service. Emera’s rate-regulated
utilities must obtain regulatory approvals for material
aspects of their businesses, including changing or adding
rates and/or riders. Such approvals often
require public hearing proceedings involving numerous
stakeholders, and there is no assurance in the
outcomes or impact of any regulatory process or decision.
If Emera’s rate-regulated utilities are unable
to recover a material amount of costs in a timely manner,
are
unable to earn a return on invested capital, are disallowed
the recovery of certain costs, are subject to
regulatory penalties, are not permitted to make certain
capital investments, or are not permitted to invest
in or divest certain utility assets, it could result in a Material
Adverse Effect, including valuation
impairments. Regulatory lag, the time between the incurrence of costs and the granting of the rates to
recover those costs by regulators, may also result in a Material
Adverse Effect.
Aspects of the acquisition, ownership, operations, siting, planning, construction, and decommissioning of
electric generation, storage, transmission and distribution facilities and natural gas transportation and
distribution systems are also subject to regulatory processes and approvals of regulators, government
departments and agencies, and other third parties. The failure to obtain, maintain, and renew such
approvals or significant changes in the terms and conditions thereof could have a Material Adverse Effect.

The regulatory framework, process and regulatory decisions
may also be adversely affected by changes
in government, shifts in government or public policy,
legislative changes, regulatory decisions, geopolitical
changes, changes in the economic environment, or other
factors. Government interference in the
regulatory process or regulatory decisions can undermine regulatory stability, predictability,
and
independence. Any such changes could have a Material
Adverse Effect.
Foreign Exchange Risk
The Company is exposed to foreign currency exchange rate changes.
Emera operates internationally,
with a significant amount of the Company’s net
income earned outside of Canada. As such, Emera is
exposed to movements in exchange rates between the
CAD and, particularly,
the USD, which could
positively or adversely affect results.
Emera manages currency risks through matching US denominated debt to finance its US operations and
may use foreign currency derivative instruments to hedge specific transactions and earnings exposure.
The Company may enter FX forward and swap contracts
to limit exposure on certain foreign currency
transactions such as fuel purchases, revenue streams
and capital expenditures, and on net income
earned outside of Canada. The regulatory framework for
the Company’s rate-regulated utilities permits
the recovery of prudently incurred costs, including FX.
The Company does not utilize derivative financial instruments for foreign currency trading or speculative
purposes or to hedge the value of its investments in foreign subsidiaries.
Exchange gains and losses on
net investments in foreign subsidiaries do not impact net income as they are reported in AOCI.
Liquidity and Capital Markets Risk
Liquidity risk relates to Emera’s ability to ensure sufficient funds are available to meet its financial
obligations. Emera’s access to capital and cost of
borrowing is subject to several risk factors, including
financial market conditions, market disruptions and ratings assigned by various market analysts, including
credit rating agencies. Disruptions in capital markets could prevent Emera from issuing new securities or
cause the Company to issue securities with less than preferred terms and conditions. Emera’s growth
plan requires significant capital investments and the risk
associated with changes in interest rates could
have an adverse effect on the cost of financing. The Company’s future access to capital and cost of
borrowing may be impacted by various market disruptions.
The inability to access cost-effective capital
could have a Material Adverse Effect on Emera’s
ability to fund its growth plan.
Emera is subject to financial risk associated with changes
in its credit ratings. There are a number of
factors that rating agencies evaluate to determine credit
ratings, including the Company’s business,
its
regulatory framework and legislative environment, political
interference in the regulatory process, the
ability to recover costs and earn returns, diversification,
leverage, liquidity and increased exposure to
impacts related to changes in climate, including increased frequency and severity of hurricanes and other
severe weather events. A decrease in a credit rating could
result in higher interest rates in future
financings, increased borrowing costs under certain existing credit facilities, limit access to the
commercial paper market, or limit the availability of adequate credit support for subsidiary operations. For
certain derivative instruments, if the credit ratings of the Company were reduced below investment grade,
the full value of the net liability of these positions could be required to be posted as collateral.
The Company has exposure to its own common share
price through the issuance of various forms of
stock-based compensation, which affect earnings
through revaluation of the outstanding units every
period. The Company uses equity derivatives to reduce
the earnings volatility derived from stock-based
compensation.

General Economic Risk
The Company has exposure to the macro-economic conditions
in North America and in other geographic
regions in which Emera operates. Like most utilities, economic factors such as consumer income,
employment and housing affect demand for electricity
and natural gas and, in turn, the Company’s
financial results. Adverse changes in general economic
conditions and inflation may impact the ability of
customers to afford rate increases arising from
increases to fuel, operating, capital, environmental
compliance, and other costs which could result in a Material
Adverse Effect. This may also result in higher
credit and counterparty risk, adverse shifts in government policy and legislation, and/or increased risk to
full and timely recovery of costs and regulatory assets.
Interest Rate Risk:
Emera utilizes a combination of fixed and floating rate
debt financing for operations and capital
expenditures, resulting in an exposure to interest rate risk.
For Emera’s rate-regulated utilities, the cost of
debt is a component of rates and prudently incurred debt
costs are recovered from customers. Regulatory ROE
will generally follow the direction of interest rates,
such that regulatory ROEs are likely to fall in times of reducing interest rates and rise in times of
increasing interest rates, albeit not directly and generally with a lag period reflecting the regulatory
process. Rising interest rates may also negatively affect
the economic viability of project development
and acquisition initiatives.
Interest rates could also be impacted by changes in credit
ratings. For more information, refer to “Liquidity
and Capital Markets Risk”.
As with most other utilities and other similar yield-returning investments, Emera’s share price may be
affected by changes in interest rates and could underperform the market in an environment of rising
interest rates.
Inflation Risk:
The Company may be exposed to changes in inflation that
may result in increased operating and
maintenance costs, capital investment, and fuel costs
compared to the revenues provided by customer
rates.
Commodity Price Risk
The Company’s utility fuel supply and purchase
of other commodities is subject to commodity price risk.
In addition, Emera Energy is subject to commodity price risk through its portfolio of commodity contracts
and arrangements.
Regulated Utilities:
The Company’s utility fuel supply is exposed to
broader global market conditions, which may include
impacts on delivery reliability and price, despite contracted terms.
Supply and demand dynamics in fuel
markets can be affected by a wide range of factors
which are difficult to predict and may change rapidly,
including but not limited to, currency fluctuations, changes in global economic conditions, natural
disasters, transportation or production disruptions, and
geo-political risks, such as political instability,
conflicts, changes to international trade agreements, tariffs, trade sanctions or embargos.
Prolonged and substantial increases in fuel prices could result in decreased rate affordability,
increased
risk of recovery of costs or regulatory assets, and/or negative impacts on customer consumption patterns
and sales, any of which could result in a Material Adverse
Effect.

Emera Energy Marketing and Trading:
The majority of Emera Energy’s portfolio of electricity
and gas marketing and trading contracts and, in
particular, its natural gas asset
management arrangements, are contracted on a back
-to-back basis,
avoiding any material long or short commodity positions.
However, the portfolio is
subject to commodity
price risk, particularly with respect to basis point differentials between relevant markets in the event of an
operational issue, imposition of tariffs or counterparty
default. Changes in commodity prices can also
result in increased collateral requirements associated with
physical contracts and financial hedges,
resulting in higher liquidity requirements and increased costs to the business.
Income Tax Risk
The computation of the Company’s provision for
income taxes is impacted by changes in tax legislation in
Canada, the US and the Caribbean and any such changes
could have a Material Adverse Effect. The
value of Emera’s existing deferred income tax
assets and liabilities are determined by existing tax laws
and could be negatively impacted by changes in laws.
D.
Guarantees and Letters of Credit
Emera has guarantees and letters of credit on behalf of third parties outstanding. The following significant
guarantees and letters of credit were not included within
the Consolidated Balance Sheets as at
December 31, 2025:
Emera, on behalf of Brunswick Pipeline, issued a standby
letter of credit for $
22
million to secure
obligations under a non-revolving loan agreement. This
standby letter of credit has a one-year term,
expiring on March 31, 2026, and will be renewed annually,
as required.
TECO Holdings Inc. (“TECO Holdings”), issued a guarantee
in connection with SeaCoast’s performance
of obligations under a gas transportation precedent agreement.
The guarantee is for a maximum potential
amount of $
45
million USD if SeaCoast fails to pay or perform under the
contract. The guarantee expires
five years after the gas transportation precedent agreement
termination date, which was terminated on
January 1, 2022. The counterparty has the right to require
TECO Holdings to provide replacement credit
support either in the form of a substitute guarantee from
an affiliate with an investment grade credit
rating
or a letter of credit or cash deposit of $
27
million USD.
TECO Holdings issued a guarantee in connection with
SeaCoast’s performance obligations under a firm
service agreement, which expires December 31, 2055,
subject to two extension terms at the option of the
counterparty with a final expiration date of December 31, 2071.
The guarantee is for a maximum potential
amount of $
13
million USD if SeaCoast fails to pay or perform under the
firm service agreement. The
counterparty has the right to require TECO Holdings to provide replacement credit support in the form of
either a substitute guarantee from an affiliate
with an investment grade credit rating or a letter of credit
or
cash deposit of $
13
million USD.
Emera has a guarantee of $
66
million USD relating to outstanding notes of ECI. This
guarantee will
automatically terminate on the date upon which the obligations have been repaid in full.
Brunswick Pipeline, jointly and severally with Emera, have an indemnity agreement in support of a $
40
million surety bond issued in Brunswick Pipeline’s
favour to the CER. The purpose of the surety bond
is to
satisfy Brunswick Pipeline’s regulatory obligation
to have funds set aside for the future abandonment of
the pipeline.
NSPI has guarantees on behalf of its subsidiary,
NS Power Energy Marketing Incorporated, in the amount
of $
94
million USD (2024 – $
104
million USD) with terms of varying lengths.

The Company has standby letters of credit and surety
bonds in the amount of $
271
million USD
(December 31, 2024 – $
105
million USD) to third parties that have extended credit to
Emera and its
subsidiaries. These letters of credit and surety bonds typically have a one-year term and are renewed
annually, as required.
Emera, on behalf of NSPI, has a standby letter of credit to secure obligations under a supplementary
retirement plan. The expiry date of this letter of credit was extended to June 2026. The amount committed
as at December 31, 2025 was $
70
million (December 31, 2024 – $
58
million).
Emera has provided an indemnity to a counterparty in
relation to certain future tax amounts that could
arise from specific future changes in Canadian federal
law, subject to certain conditions
and limitations.
No such changes in law have been proposed at this time.
A reasonable estimate of the potential amount
of future payments that could result from future claims
under this indemnity cannot be calculated, but the
risk of having to make any significant payments under
this indemnity is considered to be remote.
Collaborative Arrangements
For the years ended December 31, 2025 and 2024, the
Company has identified the following material
collaborative arrangements:
Through NSPI, the Company is a participant in three
wind energy projects in Nova Scotia. The
percentage ownership of the wind project assets is based on
the relative value of each party’s project
assets by the total project assets. NSPI has power
purchase arrangements to purchase the entire net
output of the projects and, therefore, NSPI’s portion
of the revenues are recorded net within regulated fuel
for generation and purchased power.
NSPI’s portion of operating expenses is recorded
in “OM&G” on the
Consolidated Statements of Income. In 2025, NSPI recognized
$
12
million net expense (2024 – $
12
million) in “Regulated fuel for generation and purchased
power” and $
3
million (2024 – $
3
million) in
“OM&G” on the Consolidated Statements of Income.
29. CUMULATIVE PREFERRED STOCK
Authorized:
Unlimited number of First Preferred shares, issuable in
series.
Unlimited number of Second Preferred shares, issuable in
series.
December 31, 2025 December 31, 2024
Annual Dividend Redemption Issued and Net Issued and
Net
Per Share Price per share Outstanding Proceeds Outstanding Proceeds
Series A $
1.2378
$
25.00
6,000,000
$
147
4,866,814
$
119
Series B
Floating
$
25.00
-
$
-
1,133,186
$
28
Series C $
1.6085
$
25.00
10,000,000
$
245
10,000,000
$
245
Series E $
1.1250
$
25.00
5,000,000
$
122
5,000,000
$
122
Series F $
1.4372
$
25.00
8,000,000
$
195
8,000,000
$
195
Series H $
1.5810
$
25.00
12,000,000
$
295
12,000,000
$
295
Series J $
1.0625
$
25.00
8,000,000
$
196
8,000,000
$
196
Series L $
1.1500
$
26.00
9,000,000
$
222
9,000,000
$
222
Total
58,000,000
$
1,422
58,000,000
$
1,422

Characteristics of the First Preferred Shares:
First Preferred Shares
(1)(2)
Annual
Dividend
Rate
(%)
Current
Annual
Dividend
($)
Minimum
Reset
Dividend
Yield (%)
Earliest Redemption
and/or Conversion
Option Date
Redemption
Value
($)
Right to
Convert on
a one for
one basis
Fixed rate reset
(3)(4)
Series A
(5)(6)
4.951
1.2378
1.84
August 15, 2030
25.00
Series B
Series C
6.434
1.6085
2.65
August 15, 2028
25.00
Series D
Series F
(7)
5.749
1.4372
2.63
February 15, 2030
25.00
Series G
Minimum rate reset
(3)(4)
Series H
6.324
1.5810
4.90
August 15, 2028
25.00
Series I
Series J
4.250
1.0625
4.25
May 15, 2026
25.00
Series K
Perpetual fixed rate
Series E
4.500
1.1250
25.00
Series L
(8)
4.600
1.1500
November 15, 2026
26.00
(1) Holders are entitled to receive fixed or
floating cumulative cash dividends when declared
by the Board of Directors of the Company.
(2) On or after the specified redemption dates,
the Company has the option to redeem
for cash the outstanding First Preferred Shares,
in whole or
in part, at the specified per share redemption
value plus all accrued and unpaid dividends
up to but excluding the dates fixed
for redemption.
(3) On the redemption and/or conversion option
date the reset annual dividend per share
will be determined by multiplying $
25.00
per share by
the annual fixed or floating dividend rate, which
for Series A, C, F and H is the sum of the
five-year Government of Canada
Bond Yield on the applicable reset date, plus the applicable reset dividend yield (Series H annual
reset rate must be a minimum of
4.90
per cent).
(4) On each conversion option date, the holders
have the option, subject to certain conditions,
to convert any or all of their Shares into an
equal
number of Cumulative Redeemable First Preferred
Shares of a specified series. The Company
has the right to redeem
the outstanding Preferred Shares, Series B,
D, G and I shares without the consent of
the holder every five years thereafter
for cash, in whole or in
part at a price of $
25.00
per share plus all accrued and unpaid dividends
up to but excluding the date fixed for redemption
and $
25.50
per share
plus all accrued and unpaid dividends up
to but excluding the date fixed for redemption
in the case
of redemptions on any other date after August
15, 2028, February 15, 2025 and August
15, 2028, respectively. The reset dividend yield for Series
I equals the Government of Treasury Bill Rate on the
applicable reset date, plus
2.54
per cent.
(5) On July 9, 2025, Emera announced that
it would not redeem the outstanding Preferred
Shares, Series A or B shares on August
15, 2025.
During the conversion period between
July 16, 2025 and July 31, 2025, subject to
certain conditions, the holders of Series
A shares had the right,
at their option, to convert all or any of their
Series A shares, on a one-for-one basis
into Series B shares and the holders of
Series B Shares had
the right, at their option, to convert all or any
of their Series B shares, on a one-for-one
basis, into Series A Shares. On August
7, 2025, Emera
announced, after having taken into account
all shares tendered for conversion by holders
of its Series A Shares and Series B Shares,
by the end
of the conversion period, the Company had determined
that there would be outstanding less than 1
million Series B Shares on August 15, 2025.
Therefore, in accordance with certain rights,
privileges, restrictions and conditions attaching
to the Series A Shares and the Series B Shares,
the
Company advised the Holders that no Series
A Shares would be converted into Series
B Shares and all remaining Series B Shares
would
automatically be converted into Series A
Shares on a one-for-one basis on August 15,
2025.
(6) On July 16, 2025, Emera announced that
the annual fixed dividend per share for Series
A shares would reset from $0.5456 to $1.2378
for the
five-year period from and including August
14, 2025.
(7) On January 16, 2025, Emera announced
that the annual fixed dividend per share
for Series F shares would reset from $1.0505
to $
1.4372
for
the five-year period from and including February
15, 2025.
(8) First Preferred Shares, Series L are redeemable
at $
26.00
on or after November 15, 2026 to
November 15, 2027, decreasing $
0.25
each year
until November 15, 2030 and $
25.00
per share thereafter.
First Preferred Shares are neither redeemable at the option of the shareholder nor have a mandatory redemption date. They are classified as equity and the associated dividends are deducted on the
Consolidated Statements of Income before arriving at “Net income attributable to common shareholders”
and shown on the Consolidated Statement of Changes in Equity as a deduction from retained earnings.
The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to a preference over the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.
In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the First
Preferred Shares, the holders of the First Preferred Shares, for only so long as the dividends remain in arrears, will be entitled to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

30. NON-CONTROLLING INTEREST IN SUBSIDIARIES
As at December 31 December 31
millions of dollars
2025 2024
Preferred shares of GBPC
$
14
$
14
Preferred shares of GBPC
Authorized:
10,000
non-voting cumulative redeemable variable perpetual
preferred shares.
2025 2024
Issued and outstanding:
number of
shares
millions of
dollars
number of
shares
millions of
dollars
Outstanding as at December 31
10,000
$
14
10,000
$
14
GBPC Non–Voting
Cumulative Variable
Perpetual Preferred Stock
The preferred shares are redeemable by GBPC after June 17, 2021
, at $
1,000
Bahamian per share plus
accrued and unpaid dividends and are entitled to a
6.0 per cent per annum fixed cumulative preferential
dividend to be paid semi-annually
.
The Preferred Shares rank behind GBPC’s current
and future secured and unsecured debt and ahead of
all of GBPC’s current and future common stock.
31. SUPPLEMENTARY
INFORMATION TO CONSOLIDATED
STATEMENTS
OF
CASH FLOWS
For the
Year ended December 31
millions of dollars 2025 2024
Changes in non-cash working capital
Inventory
$
(63)
$
38
Receivables and other current assets
(703)
(154)
Accounts payable
(40)
536
Other current liabilities
49
32
Total
non-cash working capital
$
(757)
$
452
For the
Year ended December 31
millions of dollars 2025 2024
Supplemental disclosure of cash paid
Interest $
1,003
$
989
Income taxes
Canada - Federal
$
32
$
27
United States
9
7
Total
Income taxes paid
$
41
$
34
Supplemental disclosure of non-cash activities
Common share dividends reinvested $
292
$
291
Accrued proceeds from disposal of investment subject to significant influence $
4
$
25
Decrease in accrued capital expenditures $
(54)
$
-
Supplemental disclosure of operating activities
Net change in short-term regulatory assets and liabilities $
277
$
(118)

32. STOCK-BASED COMPENSATION
ECSPP and Common Shareholders DRIP
Eligible employees can participate in the ECSPP. As of December 31, 2025, the plan allows employees to make cash contributions of a minimum of $25 per month to a maximum of $20,000 CAD or $15,000
USD per year for the purpose of purchasing common shares of Emera. The Company also contributes 20 per cent of the employees’ contributions to the plan.
The plan allows reinvestment of dividends for all participants except for where prohibited by law.
The
maximum aggregate number of Emera common shares
reserved for issuance under this plan is
7
million
common shares. As at December 31, 2025, Emera was
in compliance with this requirement.
Compensation cost for shares issued under the ECSPP for the
year ended December 31, 2025 was $
3
million (2024 – $
4
million) and was included in “OM&G” on the Consolidated
Statements of Income.
The Company also has a Common Shareholders DRIP, which provides an opportunity for shareholders residing in Canada to reinvest dividends and purchase common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased with the reinvestment of cash dividends. The discount was 2 per cent in 2025.
Stock-Based Compensation Plans
Stock Option Plan:
The Company has a stock option plan that grants options to senior management of the Company for a maximum term of 10 years. The exercise price of the stock options is the closing price of the Company’s common shares on the Toronto Stock Exchange on the last business day on which such shares were traded before the date on which the option is granted. The maximum aggregate number of shares issuable under this plan is 14.7 million shares. As at December 31, 2025, Emera was in compliance with this requirement.
Stock options vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the date of the grant. If an option is not exercised within 10 years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The total number of common stocks to be optioned to any optionee shall not exceed five
per cent of the issued and outstanding common stocks on the date the option is granted.
In accordance with the Stock Option Plan, vested options
may be exercised during the full term of the
option following the option holders date of retirement,
six months following a termination without just
cause or death, and within sixty days following the date of termination for just cause or resignation. If
stock options are not exercised within such time, they expire.
The Company uses the Black-Scholes valuation model to estimate the compensation expense related to
its stock-based compensation and recognizes the expense
over the vesting period on a straight-line
basis.

The following table shows the weighted average FV per
stock option along with the assumptions
incorporated into the valuation models for options granted, for the year-ended December 31:
2025 2024
Weighted average FV per option $
6.12
$
4.66
Expected term
(1)
5
years
5
years
Risk-free interest rate
(2)
2.71
%
3.56
%
Expected dividend yield
(3)
5.06
%
6.11
%
Expected volatility
(4)
20.90
%
20.67
%
(1) The expected term of the option awards is
calculated based on historical exercise behaviour
and represents the period of time that
the options are expected to be outstanding.
(2) Based on the Bank of Canada five-year government
bond yields.
(3) Incorporates current dividend rates and historical
dividend increase patterns.
(4) Estimated using the five-year historical volatility.
The following table summarizes stock option information for
2025:
Total
Options
Non-Vested Options
(1)
Number of
Options
Weighted
average exercise
price per share
Number of
Options
Weighted
average grant
date fair-value
Outstanding as at December 31, 2024
3,796,040
$
50.53
1,607,490
$
5.08
Granted
678,000
57.00
678,000
6.25
Exercised
(357,559)
45.57
N/A N/A
Forfeited N/A N/A N/A N/A
Vested N/A N/A
(496,710)
4.80
Options outstanding December 31, 2025
4,116,481
$
52.03
1,788,780
$
5.60
Options exercisable December 31, 2025
(2)(3)
2,327,701
$
51.13
(1) As at December 31, 2025, there was $
8
million of unrecognized compensation related to
stock options not yet vested which is
expected to be recognized over a weighted
average period of approximately
3
years (2024 – $
6
million,
3
years).
(2) As at December 31, 2025, the weighted
average remaining term of vested options was
5
years with an aggregate intrinsic value of
$
38
million (2024 –
4
years, $
11
million).
(3) As at December 31, 2025, the FV of options
that vested in the year was $
2
million (2024 – $
2
million).
Compensation cost recognized for stock options for the year
ended December 31, 2025 was $
3
million
(2024 – $
2
million), which was included in “OM&G” on the Consolidated
Statements of Income.
As at December 31, 2025, cash received from option exercises was $
16
million (2024 – $
3
million). The
total intrinsic value of options exercised for the year ended
December 31, 2025 was $
6
million (2024 – $
1
million). The range of exercise prices for the options outstanding as at December 31, 2025 was $
39.93
to
$
60.03
(2024 – $
39.93
to $
60.03
).
Share Unit Plans:
The Company has DSU, PSU and RSU plans. The plans and the liabilities are marked-to-market at the end of each period based on the closing common share price of the last trading day before the end of the period.
Deferred Share Unit Plans
:
Under the Directors’ DSU plan, Directors of the Company may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation, subject to requirements to receive a minimum portion of their annual retainer in DSUs. Directors’ fees are paid on a quarterly basis and, at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one
Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director retires, resigns or otherwise leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the plan. Following retirement or resignation from the Board, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of
DSUs in the participant’s account by Emera’s closing common share price on the date DSUs are redeemed.

Under the executive and senior management DSU plan, each participant may elect to defer all or a percentage of their annual incentive award in the form of DSUs with the understanding, for participants who are subject to executive share ownership guidelines, a minimum of 50 per cent of the value of their actual annual incentive award (25 per cent in the first year of the program) will be payable in DSUs until the applicable guidelines are met.
When short-term incentive awards are determined, the amount elected is converted to DSUs, which have a value equal to the market price of an Emera common share. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividends paid on an equivalent number of Emera common shares. Unless otherwise determined by the
Management Resources and Compensation Committee (“MRCC”), following termination of employment or retirement, and by December 15 of the calendar year after termination or retirement, the value of the
DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the average of Emera’s stock closing price for the ten trading days prior to a given calculation date. Payments are made in cash.
In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or by achieving certain corporate objectives.
A summary of the activity related to employee and director
DSUs for the year ended December 31, 2025
is presented in the following table:
Employee
DSU
Weighted
Average
Grant Date
FV
Director
DSU
Weighted
Average
Grant Date
FV
Outstanding as at December 31, 2024
789,088
$
42.65
828,856
$
47.12
Granted including DRIP
87,985
50.46
120,684
52.04
Exercised
(138,189)
33.16
(188,438)
42.18
Outstanding and exercisable as at December 31, 2025
738,884
$
45.36
761,102
$
49.12
Compensation cost recognized for employee and director
DSU’s for the year ended December 31, 2025
was $
29
million (2024 – $
13
million). Tax
benefits related to this compensation cost for share units
realized for the year ended December 31, 2025 were $
9
million (2024 – $
4
million tax expense). The
aggregate intrinsic value of the outstanding shares for the year ended December 31, 2025 for employees
was $
50
million (2024 – $
43
million). The aggregate intrinsic value of the outstanding
shares for the year
ended December 31, 2025 for directors was $
51
million (2024 – $
45
million). Cash payments made
during the year ended December 31, 2025 associated with
the DSU plan were $
20
million (2024 – $
2
million).
Performance Share Unit Plan:
Under the PSU plan, certain executive and senior employees are eligible for long-term incentives payable through the plan. PSUs are granted annually for three-year overlapping performance cycles, resulting in a cash payment. Unless otherwise determined by the MRCC, PSUs are granted based on the average of
Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional PSUs. The PSU value varies according to the Emera common share market price and corporate performance.
PSUs vest at the end of the three-year cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios. In the case of retirement, as defined in the
PSU plan, grants may continue to vest in full and payout in normal course post-retirement.

A summary of the activity related to employee PSUs for
the year ended December 31, 2025 is presented
in the following table:
Employee PSU
Weighted Average
Grant Date FV Aggregate intrinsic value
Outstanding as at December 31, 2024
832,093
$
52.57
$
50
Granted including DRIP
332,562
52.61
Exercised
(120,434)
59.77
Forfeited
(134,283)
58.40
Outstanding as at December 31, 2025
909,938
$
50.77
$
68
Compensation cost recognized for the PSU plan for the
year ended December 31, 2025 was $
31
million
(2024 – $
18
million). Tax
benefits related to this compensation cost for share
units realized for the year
ended December 31, 2025 were $
8
million (2024 – $
5
million). Cash payments made during the year
ended December 31, 2025 associated with the PSU plan were
$
7
million (2024 – $
14
million).
Restricted Share Unit Plan:
Under the RSU plan, certain executive and senior employees are eligible for long-term incentives payable through the plan. RSUs are granted annually for three-year overlapping performance cycles, resulting in a cash payment. Unless otherwise determined by the MRCC, RSUs are granted based on the average of
Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional RSUs. The RSU value varies according to the Emera common share market price.
RSUs vest at the end of the three-year cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios. In the case of retirement, as defined in the
RSU plan, grants may continue to vest in full and payout in normal course post-retirement.
A summary of the activity related to employee RSUs for
the year ended December 31, 2025 is presented
in the following table:
Employee RSU
Weighted Average
Grant Date FV Aggregate intrinsic value
Outstanding as at December 31, 2024
653,148
$
52.36
$
41
Granted including DRIP
270,800
52.62
Exercised
(171,274)
59.77
Forfeited
(24,463)
50.79
Outstanding as at December 31, 2025
728,211
$
50.77
$
57
Compensation cost recognized for the RSU plan for the
year ended December 31, 2025 was $
23
million
(2024 – $
15
million). Tax
benefits related to this compensation cost for share
units realized for the year
ended December 31, 2025 were $
6
million (2024 – $
4
million). Cash payments made during the year
ended December 31, 2025 associated with the RSU plan were
$
11
million (2024– $
10
million).
33. VARIABLE INTEREST ENTITIES
Emera holds a variable interest in NSPML, a VIE for which
it was determined that Emera is not the
primary beneficiary since it does not have the controlling
financial interest of NSPML. When the critical
milestones were achieved, NLH was deemed the primary
beneficiary of the asset for financial reporting
purposes as it has
authority over the majority of the direct activities that
are expected to most significantly
impact the economic performance of the Maritime Link. Thus,
Emera began recording the Maritime Link
as an equity investment.

BLPC has established a SIF,
primarily for the purpose of building a fund to cover risk
against damage and
consequential loss to certain generating, transmission
and distribution systems. ECI holds a variable
interest in the SIF for which it was determined that ECI
was the primary beneficiary and, accordingly,
the
SIF must be consolidated by ECI. In its determination that
ECI controls the SIF,
management considered
that, in substance, the activities of the SIF are being conducted on behalf of ECI’s subsidiary BLPC and
BLPC, alone, obtains the benefits from the SIF’s
operations. Additionally,
because ECI, through BLPC,
has rights to all the benefits of the SIF,
it is also exposed to the risks related to the activities
of the SIF.
Any withdrawal of SIF fund assets by the Company would
be subject to existing regulations. Emera’s
consolidated VIE in the SIF is recorded as “Other long-term
assets”, “Restricted cash” and “Regulatory
liabilities” on the Consolidated Balance Sheets. Amounts
included in restricted cash represent the cash
portion of funds required to be set aside for the BLPC
SIF.
The Company has identified certain long-term purchase power
agreements that meet the definition of
variable interests as the Company has to purchase all
or a majority of the electricity generation at a fixed
price. However, it was determined
that the Company was not the primary beneficiary
since it lacked the
power to direct the activities of the entity,
including the ability to operate the generating facilities
and make
management decisions.
The following table provides information about Emera’s
portion of material unconsolidated VIEs:
As at December 31, 2025 December 31, 2024
Maximum Maximum
millions of dollars
Total
assets
exposure to
loss
Total
assets
exposure to
loss
Unconsolidated VIEs in which Emera has variable interests
NSPML (equity accounted) $
462
$
6
$
475
$
6
34. SUBSEQUENT EVENTS
These financial statements and notes reflect the Company’s
evaluation of events occurring subsequent to
the balance sheet date through February 23, 2026, the date
the financial statements were issued.